UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated August 25, 2016

File Number: 001-35785

SIBANYE GOLD LIMITED
(Translation of registrant's name into English)

Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

Sibanye
we are one

Operating and Financial Results

For the six months ended 30 June 2016

A PROUDLY SOUTH AFRICAN MINING COMPANY

WESTONARIA 25 August 2016: Sibanye Gold Limited ("Sibanye") (JSE: SGL & NYSE: SBGL) is pleased to report operating results and reviewed condensed consolidated interim financial statements for the six months ended 30 June 2016.

Salient features for the six months ended 30 June 2016

- Interim dividend of 85 cents per share (ZAR) declared;
- Operating profit increases 128% to R5.4 billion (US$351 million);
- Gold production of 23,229kg (746,800oz) 5% higher year-on-year;
- Gold All-in sustaining cost 3% higher at R448,922/kg, in US$ terms 20% lower at US$908/oz; and
- Annual production guidance maintained.

United States Dollars Six months ended						South African Rand Six months ended		
Jun 2015	Dec 2015	**Jun 2016**		**KEY STATISTICS**		**Jun 2016**	Dec 2015	Jun 2015
				Gold Division				
713.9	822.1	**746.8**	000'oz	Gold produced	kg	**23,229**	25,571	22,204
1,207	1,115	**1,220**	US$/oz	Revenue	R/kg	**603,427**	487,736	461,426
68	61	**57**	US$$/ton	Operating cost	R/ton	**869**	839	810
199.0	298.0	**346.0**	US $m	Operating profit	Rm	**5,320.7**	3,971.0	2,366.0
23	32	**38**	%	Operating margin	%	**38**	32	23
1,137	941	**908**	US$/oz	All-in sustaining cost	R/kg	**448,922**	411,795	434,769
				Platinum Division Attributable[1]				
-	-	**51,346**	oz	Platinum produced	kg	**1,597**	-	-
-	-	**92,773**	oz	4E production	kg	**2,886**	-	-
-	-	**832**	US$/4Eoz	Average basket price	R/4Eoz	**12,499**	-	-
-	-	**4.7**	US$m	Operating profit	Rm	**72.2**	-	-
-	-	**10**	%	Operating margin	%	**10**	-	-
-	-	**683**	US$/4Eoz	Cash operating cost	R/4Eoz	**10,268**	-	-
				Group				
15.1	41.1	**21.7**	US$m	Basic earnings	Rm	**333.0**	537.1	179.8
14.3	38.6	**72.4**	US$m	Headline earnings	Rm	**1,113.9**	505.0	169.6
20.5	75.2	**139.9**	US$m	Normalised earnings	Rm	**2,152.0**	976.5	243.3
2	8	**15**	cps	Normalised earnings	cps	**234**	107	27

1 The platinum division's performance is for the three months ended 30 June 2016, as the Aquarius group was only acquired on 12 April 2016.

Stock data for the six months ended 30 June 2016

Number of shares in issue	
– at 30 June 2016	923,902,469
– weighted average	919,088,871
Free Float	80%
ADR Ratio	1:4
Bloomberg/Reuters	SGLS / SGLJ.J

JSE Limited – (SGL)	
Price range per ordinary	ZAR24.57 to ZAR61.20
Average daily volume	6,115,753
NYSE – (SBGL); one ADR represents four ordinary shares	
Price range per ADR	US$6.09 to US$16.35
Average daily volume	1,693,348

STATEMENT BY NEAL FRONEMAN, CHIEF EXECUTIVE OFFICER OF SIBANYE GOLD

"Sibanye delivered a strong financial result for the six months ended 30 June 2016, driven largely by a higher prevailing rand gold price, but underpinned by solid operational delivery from both the Gold and Platinum divisions, despite both being impacted by numerous unanticipated operational disruptions.

The highly leveraged nature of the gold operations was clearly evident during the period: a 31% increase in the average rand gold price to R603,427/kg and a 5% increase in gold production resulted in operating profit from the Gold Division increasing by 125% to R5,321 million (US$346 million). The Platinum Division, which was incorporated from 12 April 2016 following the conclusion of the Aquarius Platinum Limited acquisition, delivered record quarterly production of 92,773oz (4E), resulting in an attributable operating profit of R72 million (US$5 million).

Normalised earnings of R2,152 million for the six months ended 30 June 2016, was R1,909 million higher than the R243 million reported for the comparative period in 2015.

Considering the solid operating performance and constructive outlook for precious metals prices for the remainder of the year, the Board has declared an interim dividend of 85 cents per share (R785 million) equivalent to 36% of normalised earnings. The comparative interim dividend declared in 2015 was 10 cents per share (R91 million), with the total dividend of 100 cents per share (R917 million) for the year ended 31 December 2015.

SAFETY

Sibanye's commitment to its vision of "creating superior value for all stakeholders" defines and guides all aspects of the business. Employees are key stakeholders, and the health, wellbeing and safety of Sibanye's employees is of primary importance.

Consistent improvements in annual safety trends since its unbundling in 2013, resulted in Sibanye achieving industry leading safety results relative to its South African gold peers in 2015, with Sibanye's deep level labour intensive mines comparing favourably with global mining industry averages, with respect to fatality free injury rates and lost day injury frequency rates. The safety record at Sibanye's shallower Kroondal and Mimosa platinum mines has generally been better than the Gold Division, with Kroondal reporting no fatalities for the last two years.

Regrettably there has been a regression in the Gold Division's safety performance, with eight fatalities during the first six months of this year (four fatalities during the comparative period in 2015). Sibanye management and the Board express their sincere condolences to the families and colleagues of the deceased employees (Mssrs – Moreruoa Mahao, Tanki Sebolai, Elliot Kenosi, Alberto Massango, Mzwandile Chita, Pieter van Rensburg, Qamako Mpananyane and Moeketsi Thaane).

Sibanye management has taken urgent steps to address this regression in safety, appointing Peter Turner, who has exemplary qualifications and significant mining experience in the role of Senior Vice President: Safety, Health and Environment for the Group. Sibanye's Executive management, together with senior safety specialists, have completely reviewed the Group safety principles and management. Immediate safety challenges will be addressed through stringent enforcement of standards and compliance in the short term, while a parallel drive to align Sibanye's safety management with the changing life attitudes of the workforce will result in a more sustainable behavioural and cultural shift. More detailed work to structure specific interventions will now be implemented at all operating levels within the organisation to promote the required ownership within the strategic framework.

Sibanye management is also engaging the Department of Mineral Resources ("DMR") on the current safety performance, as well as the remedial action being taken.

OPERATING REVIEW

The June 2016 quarter represents the first quarter in which Sibanye is reporting operating and financial results from its Platinum Division. Kroondal and Mimosa delivered record operating results, despite operational disruptions resulting from illegal industrial action and numerous S54s. The Gold Division delivered higher production and managed its costs relatively well year-on-year, but was also negatively impacted by S54s and preparations for the strike declared by AMCU in April 2016.

Gold Division
Group gold production of 23,229kg (746,800oz) for the six months ended 30 June 2016 was 5% higher than for the comparative period in 2015. Depreciation in the rand in late 2015 significantly boosted revenues for the South African gold producers, with the average gold price increasing from R461,426/kg for the six months ended 30 June 2015 to R603,427/kg for the 2016 interim period. The depreciation of the rand, on conversion, results in lower costs in US$ terms. Sibanye's operating costs are almost entirely rand denominated.

Gold Division Total cash cost ("TCC") increased by 7% to R381,635/kg, in line with South African consumer inflation, but was 17% lower in US$ terms at US$772/oz. All-in sustaining cost ("AISC") increased by 3% to R448,922/kg year-on-year, but declined by 20% in US$ terms to US$908/oz. Total capital expenditure from the Gold Division increased by 5% to R1,639 million (US$107 million) due to expenditure at the Driefontein and Kloof below infrastructure projects and at the Burnstone project, resulting in All-in cost ("AIC") increasing by 6% to R465,952/kg. AIC in US$ terms were 18% lower at a globally competitive US$942/oz. Margins of 37% (TCC), 26% (AISC) and 23% (AIC) were, as a result, significantly higher than for the comparative period in 2015.

Stope preparation (installation of increased support) following the declaration of AMCU's intention to strike and safety interventions had a significant impact on the gold divisions production during the first half of the year. Underground production from Driefontein was consequently 590kg (19,000oz) lower year-on-year at 6,712kg (215,800oz). This was despite the yield increasing from 6.0g/t to 6.5g/t due to ongoing improvements in face grades. As a result of the lower production, both TCC and AISC increased by 12% to R360,130/kg and R422,253/kg, respectively. TCC and AISC in US$ terms were respectively 13% and 14% lower than for the previous comparative period at US$728/oz and US$854/oz.

Underground production from Kloof increased by 646kg (20,800oz) to 6,642kg (213,500oz), due to a 2% increase in throughput to 937,000 tons and an 8% increase in yield to 7.1g/t, as a result of an improvement in quality mining factors. Costs were well managed with TCC flat at R350,189/kg (US$708/oz) and AISC declining 2% to R427,883/kg (US$865/oz).

Beatrix's performance was also significantly improved year-on-year, with underground throughput increasing by 11% to 1.42 million tons. The underground yield was unchanged at 3.3g/t, resulting in underground production increasing by 10% or 433kg (13,900oz) to 4,626kg (148,700oz). The 11% increase in throughput at similar yields resulted in TCC increasing by 7% to R384,723/kg (US$778/oz), with AISC increasing 5% to R452,064/kg (US$914/oz).

Underground production from Cooke increased by 399kg (12,800oz) to 2,746kg (88,300oz) following the commissioning of the backfill project at Cooke 2 in late 2015 and mining quality improvements at Cooke 3. A 27% increase in gold production from the Cooke 1-3 operations to 2,027kg (65,200oz) offset a 5% decline at Cooke 4 to 719kg (23,100oz).

Underperformance at Cooke 4 continues despite intensive management interventions. As a result of the underperformance at Cooke 4, TCC for the Cooke operations increased by 4% to R505,410/kg (US$1,022/oz) with AISC marginally lower at R560,723/kg (US$1,134/oz) costs. If Cooke 4 unit costs were excluded from the Cooke operations results for the six months to June 2016, both TCC and AISC, would have been approximately R60,000/kg (US$120/oz) lower. On 11 July 2016 Sibanye gave notice that it would be consulting affected stakeholders regarding the future of the Cooke 4 operations. These engagements continue.

Surface gold production of 2,503kg (80,500oz) for the six months to 30 June 2016 increased by 6% compared with 2,366kg (76,100oz) for the comparative period in 2015. This increase was mainly due to higher volumes from the Driefontein surface plant, and an improved performance from Kloof due to higher yields and volumes from the Libanon and Venterspost surface rock dumps, partly offset by lower volumes and grades at Beatrix and Cooke.

Platinum Division
Sibanye's Platinum Division (currently comprising the Kroondal, Platinum Mile and Mimosa operations), delivered record attributable platinum group metals ("PGM") production of 92,773oz (4E) for the quarter ended 30 June 2016, with Kroondal and Mimosa continuing to deliver above nameplate capacity, a notable achievement given the operational challenges they experienced.

Mimosa delivered record quarterly attributable production of 29,490oz (4E), despite a primary crusher failure which affected the operation for eight days. Mimosa's cash operating margin was 19% for the quarter. The average PGM basket price and cash operating cost were US$822/4Eoz and US$766/4Eoz, respectively for the quarter.

Kroondal delivered record attributable production of 60,707oz (4E) for the quarter which included a drawdown of approximately 6,000oz (4E) from its strategic stockpile during the illegal, unprotected industrial action by AMCU in April 2016 and to compensate for lost production arising from S54s during the quarter. The average PGM basket price was R12,578/4Eoz (US$836/4Eoz) and reported cash operating cost was R9,661/4Eoz (US$642/4Eoz) for the quarter.

While the production impact of unplanned stoppages for the Gold Division was offset by the higher gold price received, for the more marginal Platinum Division, production losses and prevailing low PGM prices have a marked effect and pose a threat to the future viability of some of the operations. Sibanye is currently assessing the current operational and financial situation at its Platinum Division, which may require remedial action.

Organic growth
In 2015, capital investment in organic growth projects of approximately R3.6 billion was approved by the Sibanye Board. The projects which include below infrastructure, depth extensions at Kloof and Driefontein and a revised development plan at Burnstone, will realise over 4Moz of additional gold production and will extend the Gold Division's Life of Mine ("LoM") beyond 2040. More importantly, Sibanye expects to maintain gold production at well over 1Moz per annum for at least 12 more years (until 2028).

All of the above mentioned projects exceed Sibanye's 15% project hurdle rate (real, after tax) at a real gold price of R450,000/kg, which was applied in 2015. At an applied gold price of R600,000/kg (the 2016 year to date average gold price is approximately R603,000/kg), these projects have a collective net present value ("NPV") of approximately R7 billion, with internal rates of return ("IRR") between 20% and 30%.

The West Rand Tailings Retreatment Project ("WRTRP") is an important large-scale, long-life surface tailings retreatment organic project, which will turn to account sizable surface gold Reserves of approximately 10.3Moz and uranium Reserves of approximately 99.9Mlbs at Sibanye's Kloof, Driefontein and Cooke operations. The WRTRP has been designed to be developed in a number of phases and different configurations, ensuring the group retains capital flexibility. The feasibility study concluded in 2015, focuses on four high-grade anchor resources (containing approximately 2.4Moz of gold and 53Mlbs of uranium) which will produce approximately 100,000oz per annum of gold and approximately 2.2Mlbs per annum of uranium at steady state, over an 18 year initial LoM. Sibanye is currently exploring financing alternatives to enhance shareholder returns through an optimised capital profile. Pending Board approval, the WRTRP could realise significant long-term value for shareholders and benefit all stakeholders by offering an early and sustainable environmental rehabilitation solution for the West Wits region, creating sustainable employment and facilitating community development. Sibanye has recently entered into memorandums of understanding with third parties to explore financing options.

FINANCIAL REVIEW

Income statement

Group revenue increased by 44%, from R10,246 million for the six months ended 30 June 2015 to R14,705 million for the six months ended 30 June 2016. This was largely a function of the depreciation of the rand against the US$ in late 2015, with the average gold price increasing by 31% from R461,426/kg (US$1,207/oz) to R603,427/kg (US$1,220/oz). Revenue from the Gold Division was 37% higher year-on-year at R14,017 million. South African PGM producers do not derive the same benefit from a depreciating rand, *ceterus paribus*. This is due to South Africa's dominant position as the largest primary producer of PGMs globally (accounting for some 74% of primary global production in 2015) as the depreciation of the rand is generally accompanied by a similar decline in US$ PGM prices, as is evident in Figure 1 below.

Figure 1: Precious metals relative price performance (rebased)



The average PGM basket price (the weighted average price of the 4E metals) for the June 2016 quarter was R12,499/4Eoz, (US$832/4Eoz) with Sibanye's Platinum Division contributing a net attributable R688 million (US$45 million) to Group revenue for the June 2016 quarter.

Group operating costs of R9,312 million (US$605 million) include a net R616 million (US$40 million) from the Platinum Division. Operating costs from the Gold Division were 10% higher at R8,696 million (US$565 million), predominantly due to above inflation annual wage and electricity tariff increases, and increased overtime costs to mitigate production lost due to safety stoppages and industrial action.

Group operating profit of R5,393 million (US$351 million) was R3,027 million higher than for the comparative period in 2015, and included R72 million (US$5 million) from the Platinum Division. The Platinum Division's contribution to Group net operating profit of R3,448 million (US$224 million) was negligible after recognising its R56 million (US$4 million) share of amortisation and depreciation.

Profit before non-recurring items of R1,778 million (US$116 million) was significantly reduced by a R1,177 million (US$77 million) loss on financial instruments. The extra-ordinarily high loss on financial instruments is predominantly due to the significant increase in Sibanye's share price during the period, which resulted in a fair value adjustment of the Phantom Share Scheme (which replaced the previous Gold Fields share option scheme in 2013) of R1,181 million (US$77 million). Approximately 70% of Phantom Share Scheme rights vested during the period with participants receiving R1,490 million (US$97 million) in cash payments, rather than shares as per the previous Gold Fields scheme. Since 2014, no additional instruments have been awarded under the Phantom Share Scheme and the value of the remaining obligations at 30 June 2016 was R346 million (US$24 million). Excluding the non-recurring loss on financial instruments, Group profit before non-recurring items would have been R2,959 million (US$192 million) compared with R394 million (US$33 million) for the previous comparative period.

An R817 million (US$53 million) impairment of the Cooke 4 mining assets and R102 million (US$7 million) of other net non-recurring expenses reduced profit before royalties and taxation to R859 million (US$56 million), compared with R219 million (US$18 million) for the comparative period in 2015.

After recognising significantly higher royalties and tax of R266 million (US$17 million) and R505 million (US$33 million), respectively and adjusting for non-controlling interests, the earnings and headline earnings attributable to the owners of Sibanye amounted to R333 million (US$22 million) and R1,114 million (US$72 million), respectively compared with R180 million (US$15 million) and R170 million (US$14 million), respectively for the comparative period in 2015.

Balance Sheet and cash flow

Gross debt (excluding the Burnstone debt of R1,779 million (US$121 million) which is ring-fenced to the project) increased from R1,995 million (US$128 million) at 31 December 2015 to R5,250 million (US$357 million) at 30 June 2016, predominantly to finance the R4,302 million Aquarius acquisition, which was concluded on 12 April 2016. Current liabilities at 30 June 2016 includes the current portion of borrowings of R3,780 million (US$257 million) which is due and payable in December 2016 under the R4.5 billion facilities and other short-term credit facilities.

Cash generated by operations more than doubled to R5,126 million (US$333 million) resulting in solid free cash flow (defined as net cash from operating activities before dividends paid, less additions to property, plant and equipment) of R1,536 million (US$100 million). This includes the extra-ordinary payment of R1,490 million (US$97 million) in terms of the Phantom Share Scheme. Free cash flow, adjusted for this extra-ordinary payment, would have been a very strong R3,026 million (US$197 million).

Group cash and cash equivalents of R838 million (US$57 million), excluding Burnstone cash of R33 million (US$2 million), was similar to the previous comparative period, resulting in net debt increasing to R4,413 million (US$300 million). Net debt (excluding the Burnstone debt and cash) to EBITDA (annualised for the year ended 30 June 2016) has increased to 0.41 times, which is well below industry averages and well within our own internal guideline of 1.0 times.

CORPORATE ACTIVITY

Sibanye remains committed to sustainable value creation for all stakeholders. Sibanye's investment case, underpinned by its pledge to pay industry leading dividends, is not commodity specific and while the price outlook and commodity fundamentals are important, all opportunities to realise value and enhance the sustainability of the dividend, will be considered. The global economic outlook remains uncertain, with unexpected events such as Brexit adding to volatility. As a result, commodities in general are still under pressure, with supply/demand fundamentals still relatively bearish in the absence of a return to global economic growth. Sentiment does however appear to have improved in 2016, with mining company share prices increasing significantly despite little change in the overall fundamentals. As such, value acquisition opportunities which were more prevalent at the beginning of the year are less obvious currently and Sibanye will continue to evaluate opportunities where value creation can be derived through the realisation of cost and operational synergies

OUTLOOK

The South African mining industry generally delivers seasonally higher production and overall improved operational results during the second half of the calendar year, primarily due to fewer public holidays than in the first six months of the year. Barring any unplanned disruptions, Sibanye's Gold Division should deliver a significantly improved performance in the second half of the year.

On the basis of normal operational performance during the second half of the year, production guidance of 50,000kg (1.6Moz) remains unchanged, albeit that the future of Cooke 4 shaft is currently under review. Total cash cost is forecast at approximately R355,000/kg (US$760/oz) and the All-in sustaining cost at approximately R425,000/kg (US$910/oz). The capital expenditure forecast also remains at R3.9 billion (US$270 million) and All-in cost is forecast at approximately R440,000/kg (US$945/oz). The dollar costs are based on an average exchange rate of R14.50/US$.

Attributable production from the Platinum Division for the nine months to 31 December 2016 is forecast at 260,000oz (4E), at an average cash operating cost of R10,600/4Eoz (US$735/4Eoz). Attributable capital expenditure is forecast at approximately R225 million (US$15 million). These forecasts do not assume any production from the Rustenburg assets for 2016.

Gold and PGM prices have strengthened over the course of 2016 and the outlook for both remains supportive of further gains. The rand gold price has recently pulled back from record highs of around R650,000/kg, due to a sharp, recent recovery in the rand, but spot prices of approximately R580,0000/kg remain significantly higher than the R450,000/kg used for internal planning purposes in 2016.

The long term fundamental outlook for PGM prices remains positive, but in the short term both rand and dollar PGM prices are likely to remain muted. Given current industry cost pressures and ongoing labour and regulatory related complexity and uncertainty the platinum sector is likely to remain under significant pressure in the short term."

25 August 2016
Neal Froneman, Chief Executive Officer

FINANCIAL AND OPERATING REVIEW OF THE GROUP

For the six months ended 30 June 2016 compared with the six months ended 30 June 2015

FINANCIAL REVIEW OF THE GROUP

Production from the South African gold mining industry during the first half of the calendar year is seasonally weak due to fewer production shifts over the Christmas/New Year period and the Easter public holidays. It is therefore more relevant to compare the operating and financial results for the six months ended 30 June 2016 with the corresponding period in the previous year, rather than the preceding six months ended 31 December 2015.

Group profit increased marginally from R85 million (US$7 million) for the six months ended 30 June 2015 to R88 million (US$6 million) for the six months ended 30 June 2016. The variances are discussed below.

OPERATING PERFORMANCE

Gold production for the six months ended 30 June 2016 was 5% higher than the comparative period in 2015 at 23,229kg. Underground production increased to 20,726kg from 19,838kg and surface operations delivered 2,503kg, an increase of 137kg.

The Platinum Division delivered record attributable PGM production of 92,773oz (4E) for the quarter ended 30 June 2016, with Kroondal and Mimosa continuing to deliver above nameplate capacity; a notable achievement given the operational challenges they experienced.

Revenue and costs from the Platinum Division include the attributable results of Kroondal (50%) and Platinum Mile (100%) and exclude results from Mimosa (joint venture) which is accounted for in equity-accounted investments.

REVENUE

Group revenue increased by 44% to R14,705 million (US$956 million), driven primarily by the higher rand gold price which increased by 31% to R603,427/kg from R461,426/kg. The increase was largely driven by a weaker rand/dollar exchange rate, which was on average 29% weaker at R15.38/US$ compared with R11.89/US$ for the six months ended 30 June 2015. The US dollar gold price was also marginally higher at US$1,220/oz. Revenue from the Platinum Division amounted to R688 million (US$45 million) since acquisition.

There were no uranium sales for either the six months to 30 June 2015 or the six months to June 2016.

OPERATING COSTS

Group operating costs increased by 18% to R9,312 million (US$605 million), including R616 million (US$40 million) from the Platinum Division.

Operating costs for the Gold Division increased by 10% to R8,696 million. Driefontein increased by 7% to R2,767 million due to an increase in labour costs (mainly as a result of the annual increase, which affected all the operations), increased contractor costs in respect of the 19% increase in surface ore transported to the mills, and increased electricity tariffs of 12.67% effective from 1 April 2015. These increases were partly offset by an increase in capitalised ore reserve development ("ORD").

Kloof's operating costs increased by 10% to R2,519 million in line with the 12% increase in production, and annual labour and electricity cost increases.

Beatrix's operating costs increased by 14% driven by an 11% increase in underground throughput, together with the annual labour and electricity cost increases. The cost related to the increase in production was more than offset by the additional revenue generated from the operation.

Operating costs at Cooke increased by 15% to R1,582 million mainly due to the annual labour and electricity cost increases, higher contractors' costs at Cooke 4 and an impairment of uranium inventory. The impairment was as a result of the uranium price falling below the cost of production, requiring a revaluation of the uranium inventory, which is recognised as operating costs.

Gold TCC increased by 7% to R381,635/kg, due to the increased costs partly offset by the increase in production. Despite higher TCC, the higher gold price resulted in a TCC margin of 37%, compared with 23% for the six months ended 30 June 2015. The AISC margin was also higher at 26% compared with 6% for the comparative period in 2015.

As a result of a 29% weaker average rand/dollar exchange rate, TCC in US dollar terms decreased by 17% to US$772/oz.

The Platinum Division reported cash operating costs of US$683/4Eoz (R10,268/4Eoz). Cash operating costs for Kroondal were US$642/4Eoz (R9,661/4Eoz) with unit costs of R630/ton. Cash operating costs for Mimosa were US$766/4Eoz with unit costs of US$69/ton.

OPERATING PROFIT

Group operating profit, increased by 128% to R5,393 million (US$351 million), compared with R2,366 million (US$199 million) for the comparative period in 2015. This increase was mainly due to the increased gold price and higher gold production, with the first time inclusion of operating profit from the Platinum Division of R72 million (US$5 million).

AMORTISATION AND DEPRECIATION

Group amortisation and depreciation increased by 21% to R1,945 million (US$127 million) as a result of the inclusion of the Platinum Division, which added R56 million (US$4 million), a decrease in reserves at Cooke, and Beatrix West and North sections, and the increase in underground production.

CAPITAL EXPENDITURE

Capital expenditure at the Gold Division, was 5% higher at R1,639 million (US$107 million) largely due to expenditure on the approved organic projects, including R228 million (US$15 million) spent at Burnstone for ORD and the acquisition of capital equipment.

Sustaining capital expenditure at the Gold Division was lower at R211 million (US$14 million) due to the completion of the backfill project at Cooke 2 shaft in 2015, an IT upgrade across the operations and the timing of winder and technical upgrades. ORD was similar year-on-year at R1,142 million (US$74 million).

All-in costs

Gold All-in cost increased by 6% to R465,952/kg due to additional expenditure on projects. The weaker rand/dollar exchange rate resulted in a higher average rand gold price being received and the AIC margin increasing from 4% to 23%, despite increased expenditure on projects. This illustrates the significant operational leverage and cash flow generation of Sibanye's gold assets. In dollar terms AIC were 18% lower due to the currency weakness.

INVESTMENT INCOME

Investment income increased by 38% to R162 million (US$11 million) due to interest earned on the loan to Rand Refinery Proprietary Limited ("Rand Refinery"), and higher average cash balances and environmental rehabilitation obligation funds during the period.

FINANCE EXPENSES

Finance expenses increased from R263 million (US$22 million) to R385 million (US$25 million). The increase was primarily due to a R26 million increase in the interest on the Burnstone Debt, which due to the weaker rand/dollar exchange rate, increased from R1,134 million at 31 December 2014 to R1,808 million at 31 December 2015, a R45 million increase in the environmental rehabilitation obligation accretion expenses mainly due to the acquisition of Aquarius, which added R27 million and new disturbances, and a R45 million increase in interest paid following an increase in gross debt.

Sibanye's average gross debt outstanding, excluding the Burnstone Debt, during the first half of 2016 was approximately R3,600 million compared with R2,200 million during the first half of 2015. Sibanye made additional drawdowns of around R3,400 million to partly fund the Aquarius acquisition.

SHARE OF RESULT OF EQUITY-ACCOUNTED INVESTMENTS

The R85 million (US$6 million) loss from share of results of equity-accounted investments for the six months ended 30 June 2016, was primarily due to Sibanye's share of losses of R76 million relating to its 33.1% interest in Rand Refinery, and R29 million from its attributable share in Mimosa, and share of gains of R20 million relating to Sibanye's 50% interest in Living Gold Proprietary Limited.

For additional information of Sibanye's equity-accounted investments see note 7 of the financial statements on page 18 of this report.

LOSS OR GAIN ON FINANCIAL INSTRUMENTS

The cash-settled share options are valued at each reporting period based on the fair value of the instrument at that reporting date. The difference between the reporting date fair value and the initial recognition fair value of these cash-settled share options is included in (loss)/gain on financial instruments in profit or loss.

The R1,177 million (US$77 million) net loss for the six months ended 30 June 2016 compares with a R25 million (US$2 million) net gain on financial instruments for the six months ended 30 June 2015. This primarily consists of a R1,181 million fair value loss (30 June 2015: R9 million fair value gain) related to the Phantom Share Scheme options and a R9 million (30 June 2015: R4 million) fair value gain on investments under the environmental rehabilitation obligation funds.

GAIN OR LOSS ON FOREIGN EXCHANGE DIFFERENCES

The gain on foreign exchange differences of R38 million for the six months ended 30 June 2016 compares with a loss of R50 million for the six months ended 30 June 2015. The gain on foreign exchange differences for the six months ended 30 June 2016 was mainly due to exchange gains on the Burnstone Debt and the US$350 million revolving credit facility of R100 million and R94 million, respectively, partly offset by the effect of exchange rate fluctuations on cash held of R149 million.

NON-RECURRING ITEMS

Impairment

During the six months ended 30 June 2016 a decision was taken to impair the Cooke 4 Operation's mining assets by R817 million (US$53 million). Despite joint efforts of stakeholders, the Cooke 4 Operation has been unable to meet required production and cost targets, and has continued to operate at a loss.

For additional information of the impairment of the Cooke 4 Operation's mining assets see note 4 on page 16 of this report.

Transaction costs

The transaction costs incurred during the six months ended 30 June 2016 related to the Aquarius and Rustenburg Operations acquisitions. There were no transaction costs for the six months ended 30 June 2015.

Net loss on derecognition of financial guarantee asset and liability

On 24 April 2015, Sibanye was released as guarantor by the note holders of Gold Fields Limited's US$1 billion bond, resulting in a net loss on derecognition of the financial asset and liability of R158 million (US$13 million).

ROYALTIES

Royalties increased by 90% to R266 million (US$17 million) due to the increase in earnings before interest and taxes. The royalty tax rate increased to 1.8% from 1.4% of revenue.

MINING AND INCOME TAX

Current tax increased from R162 million (US$14 million) to R494 million (US$32 million) due to the increase in taxable mining income for the period. The deferred tax increased from a credit of R167 million (US$14 million) to a charge of R12 million (US$1 million).

CASH FLOW ANALYSIS

Sibanye defines free cash flow as cash from operating activities before dividends paid, less additions to property, plant and equipment.

Free cash flow of R1,536 million (US$100 million) compares with R391 million (US$33 million) for the six months ended 30 June 2015. This was largely due to the R2,873 million increase in cash generated from the operating activities to R5,127 million, a R1,483 million increase in cash-settled share-based payments paid, a R472 million increase in release from working capital, a R530 million increase in royalties and taxation paid, and a R205 million increase in capital expenditure.

Available cash at 30 June 2016 (after net loans raised of R3,371 million) increased to R871 million (US$59 million) from R717 million (US$46 million) at 31 December 2015.

DIVIDEND DECLARATION

The Sibanye Board approved an Interim Dividend, number 4, of 85 SA cents per share (gross) for the six months ended 30 June 2016.

Sibanye's dividend policy is to return between 25% and 35% of normalised earnings to shareholders. The Board may also consider declaring a special dividend after due consideration of the Group cash position and future requirements. Normalised earnings are defined as: basic earnings excluding gains and losses on foreign exchange and financial instruments, non-recurring items and its share of result of associates, after taxation.

The Interim Dividend is subject to the Dividends Withholding Tax. In accordance with paragraphs 11.17 (a) (i) and 11.17 (c) of the JSE Listings Requirements the following additional information is disclosed:

- The dividend has been declared out of income reserves;
- The local Dividends Withholding Tax rate is 15% (fifteen per centum);
- The gross local dividend amount is 85 SA cents per ordinary share for shareholders exempt from the Dividends Tax;
- The Dividend Withholding Tax of 15% will be applicable to this dividend;
- The net local dividend amount is 72.2500 SA cents (85% of 85 SA cents) per ordinary share for shareholders liable to pay the Dividends Withholding Tax;
- Sibanye currently has 923,902,469 ordinary shares in issue;
- Sibanye's Auditors are KPMG Inc. and the individual auditor is Jacques Erasmus; and
- Sibanye's income tax reference number is 9431 292 151.

Shareholders are advised of the following dates in respect of the Interim Dividend:

- Interim Dividend number 4: 85 SA cents per share.
- Last date to trade cum dividend: Tuesday, 20 September 2016.
- Sterling and US dollar conversion date: Wednesday, 21 September 2016.
- Shares commence trading ex-dividend: Wednesday, 21 September 2016.
- Record date: Friday, 23 September 2016.
- Payment of dividend: Monday, 26 September 2016.

Please note that share certificates may not be dematerialised or rematerialised between Wednesday, 21 September 2016, and Friday, 23 September 2016, both dates inclusive.

SALIENT FEATURES AND COST BENCHMARKS

Gold Division – Salient features and cost benchmarks for the six months ended 30 June 2016, 31 December 2015 and 30 June 2015

			Gold Division			Driefontein		Kloof		Beatrix		Cooke	
			Total	Under-ground	Surface	Under-ground	Surface	Under-ground	Surface	Under-ground	Surface	Under-ground	Surface
Tons milled/treated	000'ton	Jun 2016	10,007	4,066	5,941	1,033	1,899	937	1,191	1,418	751	678	2,100
		Dec 2015	10,129	4,539	5,590	1,203	1,764	1,064	996	1,441	756	831	2,074
		Jun 2015	9,732	4,045	5,687	1,209	1,596	915	1,002	1,282	840	639	2,249
Yield	g/t	Jun 2016	2.32	5.10	0.42	6.50	0.61	7.09	0.63	3.26	0.29	4.05	0.18
		Dec 2015	2.52	5.13	0.41	6.69	0.60	6.44	0.62	3.72	0.32	3.62	0.19
		Jun 2015	2.28	4.90	0.42	6.04	0.60	6.55	0.60	3.27	0.37	3.67	0.22
Gold produced/sold	kg	Jun 2016	23,229	20,726	2,503	6,712	1,161	6,642	746	4,626	218	2,746	378
		Dec 2015	25,571	23,271	2,300	8,043	1,050	6,852	619	5,364	240	3,012	391
		Jun 2015	22,204	19,838	2,366	7,302	955	5,996	601	4,193	308	2,347	502
	000'oz	Jun 2016	746.8	666.3	80.5	215.8	37.3	213.5	24.0	148.7	7.0	88.3	12.2
		Dec 2015	822.1	748.2	73.9	258.6	33.7	220.3	19.9	172.5	7.7	96.8	12.6
		Jun 2015	713.9	637.8	76.1	234.8	30.7	192.8	19.3	134.8	9.9	75.4	16.2
Gold price received	R/kg	Jun 2016	603,427			603,595		603,384		604,129		601,312	
		Dec 2015	487,736			487,078		488,583		488,276		486,747	
		Jun 2015	461,426			461,063		460,997		461,942		462,654	
	US$/oz	Jun 2016	1,220			1,221		1,220		1,222		1,216	
		Dec 2015	1,115			1,113		1,117		1,116		1,112	
		Jun 2015	1,207			1,206		1,206		1,209		1,210	
Operating cost	R/ton	Jun 2016	869	1,937	138	2,354	177	2,471	171	1,219	132	2,062	87
		Dec 2015	839	1,714	129	1,953	165	2,181	160	1,167	134	1,719	81
		Jun 2015	810	1,770	126	1,929	164	2,332	163	1,173	125	1,864	84
Operating margin	%	Jun 2016	38	37	45	40	52	42	55	38	24	15	19
		Dec 2015	32	32	35	40	43	31	47	36	14	3	8
		Jun 2015	23	22	34	31	41	23	42	22	27	(9)	17
Total cash cost[1]	R/kg	Jun 2016	381,635			360,130		350,189		384,723		505,410	
		Dec 2015	339,017			300,319		337,692		326,481		465,971	
		Jun 2015	357,508			320,165		348,507		358,609		484,872	
	US$/oz	Jun 2016	772			728		708		778		1,022	
		Dec 2015	775			686		772		746		1,065	
		Jun 2015	935			838		912		938		1,269	
All-in sustaining cost	R/kg	Jun 2016	448,922			422,253		427,883		452,044		560,723	
		Dec 2015	411,795			370,043		416,905		389,097		523,244	
		Jun 2015	434,769			377,837		436,774		432,482		564,058	
	US$/oz	Jun 2016	908			854		865		914		1,134	
		Dec 2015	941			846		953		889		1,196	
		Jun 2015	1,137			988		1,143		1,131		1,476	
All-in cost	R/kg	Jun 2016	465,952			424,400		432,661		452,106		562,164	
		Dec 2015	421,548			371,572		425,177		389,097		527,329	
		Jun 2015	441,348			378,334		437,062		432,482		565,356	
	US$/oz	Jun 2016	942			858		875		914		1,137	
		Dec 2015	963			849		972		889		1,205	
		Jun 2015	1,155			990		1,143		1,131		1,479	
All-in cost margin	%	Jun 2016	23			30		28		25		7	
		Dec 2015	14			24		13		20		(8)	
		Jun 2015	4			18		5		6		(22)	
Total capital expenditure[2]	R'mil	Jun 2016	1,638.6			468.2		539.8		289.2		113.2	
		Dec 2015	1,787.9			579.1		598.7		300.7		154.8	
		Jun 2015	1,556.9			415.1		531.2		295.8		182.6	
	US$'mil	Jun 2016	106.5			30.4		35.1		18.8		7.4	
		Dec 2015	131.4			43.1		43.9		21.8		11.2	
		Jun 2015	130.9			34.9		44.7		24.9		15.4	

Average exchange rates for the six months ended 30 June 2016, 31 December 2015 and 30 June 2015 were R15.38/US$, R13.61/US$ and R11.89/US$ respectively.

Figures may not add as they are rounded independently.

[1] Total cash cost is calculated in accordance with the Gold Institute Industry Standard.

[2] Included in total capital expenditure is expenditure of R228.2 million (US$14.8 million), R154.6 million (US$11.4 million) and R132.2 million (US$11.1 million) for the six months ended 30 June 2016, 31 December 2015 and 30 June 2015, respectively of which, the majority was spent on our growth project, Burnstone.

Platinum Division – Salient features and cost benchmarks for the three months ended 30 June 2016, since acquisition on 12 April 2016

			Platinum Division – attributable[1]			Kroondal	Mimosa	Plat Mile
			Total	Under-ground	Surface	100% managed	100% managed	Surface
Tons milled/treated	000'ton	Jun 2016	2,692	1,259	1,433	1,863	654	1,433
Plant head grade	g/t	Jun 2016	1.65	2.78	0.65	2.50	3.57	0.65
Plant recoveries	%	Jun 2016	65.09	80.15	8.58	80.96	78.54	8.58
PGM 4E production[2]	4Eoz	Jun 2016	92,773	90,198	2,575	121,414	58,981	2,575
PGM 4E basket price received[2]	R/4Eoz	Jun 2016	12,499	12,491	12,769	12,578	12,313	12,769
	US$/4Eoz	Jun 2016	832	831	846	836	822	846
Cash operating cost	R/ton	Jun 2016	354	735	19	630	1,035	19
	US$/ton	Jun 2016	24	49	1	42	69	1
Cash operating margin	%	Jun 2016	13	14	(2)	10	19	(2)
Cash operating cost	R/4Eoz	Jun 2016	10,268	10,256	10,660	9,661	11,482	10,660
	US$/4Eoz	Jun 2016	683	682	707	642	766	707

[1] Platinum Division includes the attributable operations of Kroondal (50%), Mimosa (50%) and Platinum Mile surface operation.

[2] Production per product.

	Production ounces
Platinum	51,346
Palladium	31,022
Rhodium	7,996
Gold	2,409
4Eoz	92,773
Ruthenium	12,186
Iridium	3,079
Total oz	108,038

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Condensed consolidated income statement

Figures are in millions unless otherwise stated

	United States Dollars					South African Rand		
	Six months ended					Six months ended		
Jun 2015	Dec 2015	Jun 2016		Notes		Jun 2016	Dec 2015	Jun 2015
861.7	920.1	**956.1**	Revenue			**14,704.7**	12,471.9	10,245.5
(662.7)	(622.1)	**(605.4)**	Operating costs			**(9,311.8)**	(8,500.9)	(7,879.5)
199.0	298.0	**350.7**	**Operating profit**			**5,392.9**	3,971.0	2,366.0
(135.3)	(149.9)	**(126.5)**	Amortisation and depreciation			**(1,945.4)**	(2,028.0)	(1,608.6)
63.7	148.1	**224.2**	**Net operating profit**			**3,447.5**	1,943.0	757.4
9.8	10.4	**10.5**	Investment income			**161.8**	140.1	116.9
(22.1)	(22.0)	**(25.0)**	Finance expenses			**(385.2)**	(298.9)	(262.9)
(5.3)	(0.8)	**(5.6)**	Net other costs			**(85.1)**	(15.5)	(63.1)
(1.1)	(0.8)	**-**	Exploration and feasibility costs			**(0.1)**	(10.7)	(12.9)
2.4	6.7	**(5.5)**	Share of results of equity-accounted investments after tax			**(84.9)**	87.2	28.8
(12.2)	(9.3)	**(8.9)**	Share-based payments	2		**(137.4)**	(129.4)	(145.0)
2.1	(20.2)	**(76.5)**	(Loss)/gain on financial instruments	3		**(1,177.0)**	(254.5)	25.0
(4.2)	(23.1)	**2.5**	Gain/(loss) on foreign exchange differences			**37.9**	(309.6)	(49.8)
33.1	89.0	**115.7**	**Profit before non-recurring items**			**1,777.5**	1,151.7	394.4
1.2	3.4	**3.5**	Gain on disposal of property, plant and equipment			**53.1**	44.5	14.2
-	-	**(53.3)**	Impairments	4		**(819.1)**	-	-
(2.6)	(5.6)	**(2.5)**	Restructuring costs			**(38.9)**	(73.6)	(31.2)
-	(2.0)	**(7.4)**	Transaction costs			**(113.6)**	(25.7)	-
(13.3)	-	**-**	Net loss on derecognition of financial guarantee asset and liability			**-**	-	(158.3)
18.4	84.8	**56.0**	**Profit before royalties and tax**			**859.0**	1,096.9	219.1
(11.7)	(19.7)	**(17.3)**	Royalties			**(265.5)**	(261.2)	(139.4)
6.7	65.1	**38.7**	**Profit before tax**			**593.5**	835.7	79.7
0.4	(30.0)	**(32.9)**	Mining and income tax			**(505.4)**	(382.5)	5.3
(13.6)	(41.0)	**(32.1)**	- Current tax			**(493.7)**	(535.0)	(161.7)
14.0	11.0	**(0.8)**	- Deferred tax			**(11.7)**	152.5	167.0
7.1	35.1	**5.8**	**Profit for the period**			**88.1**	453.2	85.0
			Profit/(loss) for the period attributable to:					
15.1	41.1	**21.7**	- Owners of Sibanye			**333.0**	537.1	179.8
(8.0)	(6.0)	**(15.9)**	- Non-controlling interests			**(244.9)**	(83.9)	(94.8)
			Earnings per ordinary share (cents)					
2	4	**2**	Basic earnings per share			**36**	59	20
2	4	**2**	Diluted earnings per share			**36**	58	20
909,295	914,771	**919,089**	Weighted average number of shares ('000)			**919,089**	914,771	909,295
913,536	920,442	**924,760**	Diluted weighted average number of shares ('000)			**924,760**	920,442	913,536
			Headline earnings per ordinary share (cents)	5				
2	4	**8**	Headline earnings per share			**121**	55	19
2	4	**8**	Diluted headline earnings per share			**120**	55	19
11.89	13.61	**15.38**	Average R/US$ rate					

The condensed consolidated financial statements for the period ended 30 June 2016 have been prepared by Sibanye's Group financial reporting team headed by Alicia Brink. This process was supervised by the Group's Chief Financial Officer, Charl Keyter and approved by the board of Sibanye.

Condensed consolidated statement of other comprehensive income

Figures are in millions unless otherwise stated

United States Dollars				South African Rand		
Six months ended				Six months ended		
Jun 2015	Dec 2015	Jun 2016		Jun 2016	Dec 2015	Jun 2015
7.1	35.1	5.8	Profit for the period	88.1	453.2	85.0
(64.1)	(265.2)	54.4	Other comprehensive income, net of tax	9.5	-	-
-	-	-	Foreign currency translation adjustments	9.5	-	-
(64.1)	(265.2)	54.4	Currency translation adjustments[1]	-	-	-
(57.0)	(230.1)	60.2	**Total comprehensive income**	**97.6**	453.2	85.0
			Total comprehensive income attributable to:			
(47.8)	(221.1)	76.6	- Owners of Sibanye	342.5	537.1	179.8
(9.2)	(9.0)	(16.4)	- Non-controlling interests	(244.9)	(83.9)	(94.8)
11.89	13.61	15.38	Average R/US$ rate			

[1] The currency translation adjustments arise on the convenience translation of the South African Rand amount to the United States Dollar. These gains and losses will never be reclassified to profit and loss.

Condensed consolidated statement of financial position

Figures are in millions unless otherwise stated

United States Dollars				Notes	South African Rand		
Jun 2015	Dec 2015	Jun 2016			Jun 2016	Dec 2015	Jun 2015
2,120.0	1,641.9	**1,991.2**	**Non-current assets**		**29,271.6**	25,515.0	25,800.2
1,861.1	1,424.2	1,579.0	Property, plant and equipment		23,211.0	22,132.4	22,648.6
60.5	47.4	65.5	Goodwill	6	962.4	736.7	736.7
8.1	10.8	149.1	Equity-accounted investments	7	2,192.2	167.5	98.2
0.1	0.1	0.1	Investments		1.3	1.3	1.4
186.0	155.3	180.6	Environmental rehabilitation obligation funds		2,655.5	2,413.9	2,263.9
-	-	7.5	Non-current receivables		110.3	-	-
4.2	4.1	9.4	Deferred tax		138.9	63.2	51.4
187.7	177.0	241.9	**Current assets**		**3,555.6**	2,750.7	2,284.8
31.8	26.1	37.5	Inventories		550.8	405.9	386.5
85.7	104.7	145.2	Trade and other receivables		2,134.1	1,627.4	1,043.8
70.2	46.2	59.2	Cash and cash equivalents		870.7	717.4	854.5
2,307.7	1,818.9	**2,233.1**	**Total assets**		**32,827.2**	28,265.7	28,085.0
1,196.7	964.3	**976.3**	**Shareholders' equity**		**14,352.1**	14,984.8	14,563.7
785.7	510.5	**701.1**	**Non-current liabilities**		**10,306.2**	7,933.6	9,561.5
304.2	229.2	249.5	Deferred tax		3,667.7	3,561.4	3,702.1
260.8	116.4	221.0	Borrowings	8	3,248.6	1,808.3	3,174.0
212.3	155.1	227.2	Environmental rehabilitation obligation	9	3,340.4	2,411.0	2,583.1
1.2	1.0	1.1	Post-retirement healthcare obligation		16.3	16.3	15.0
-	-	2.3	Non-current payables		33.2	-	-
7.2	8.8	-	Share-based payment obligations		-	136.6	87.3
325.3	344.1	**555.7**	**Current liabilities**		**8,168.9**	5,347.3	3,959.8
235.1	177.6	264.1	Trade and other payables		3,881.7	2,759.4	2,861.7
14.3	8.3	10.9	Taxation and royalties payable		160.8	129.6	174.3
44.6	128.4	257.2	Current portion of borrowings	8	3,780.3	1,995.3	542.3
31.3	29.8	23.5	Current portion of share-based payment obligations		346.1	463.0	381.5
2,307.7	1,818.9	**2,233.1**	**Total equity and liabilities**		**32,827.2**	28,265.7	28,085.0
136.8	87.6	300.2	**Net debt[1]**		**4,412.7**	1,361.9	1,664.8
12.17	15.54	14.70	Closing R/US$ rate				

[1] Net debt represents borrowings and bank overdraft less cash and cash equivalents. Borrowings are only those borrowings that have recourse to Sibanye and therefore exclude the Burnstone Debt. Net debt excludes Burnstone cash and cash equivalents.

Condensed consolidated statement of changes in equity

Figures are in millions unless otherwise stated

United States Dollars						South African Rand				
Stated capital	Other Reserves	Accumulated loss	Non-controlling interest	Total equity		Total equity	Non-controlling interest	Accumulated loss	Other Reserves	Stated capital
2,388.6	**550.2**	**(1,671.0)**	**28.5**	**1,296.3**	**Balance at 31 December 2014**	**14,985.9**	**329.6**	**(9,897.4)**	**2,819.1**	**21,734.6**
-	(62.9)	15.1	(9.2)	**(57.0)**	Total comprehensive income for the period	**85.0**	(94.8)	179.8	-	-
-	-	15.1	(8.0)	**7.1**	Profit for the period	**85.0**	(94.8)	179.8		-
-	(62.9)	-	(1.2)	**(64.1)**	Other comprehensive income net of tax	**-**	-	-	-	-
-	-	(47.6)	-	**(47.6)**	Dividends paid	**(567.1)**	-	(567.1)	-	-
-	5.0	-	-	**5.0**	Share-based payments	**59.9**	-	-	59.9	-
-	-	1.7	(1.7)	**-**	Transactions with non-controlling interests	**-**	(20.0)	20.0	-	-
2,388.6	**492.3**	**(1,701.8)**	**17.6**	**1,196.7**	**Balance at 30 June 2015**	**14,563.7**	**214.8**	**(10,264.7)**	**2,879.0**	**21,734.6**
-	(262.2)	41.1	(9.0)	**(230.1)**	Total comprehensive income for the period	**453.2**	(83.9)	537.1	-	-
-	-	41.1	(6.0)	**35.1**	Profit for the period	**453.2**	(83.9)	537.1	-	-
-	(262.2)	-	(3.0)	**(265.2)**	Other comprehensive income net of tax	**-**	-	-	-	-
-	-	(6.6)	-	**(6.6)**	Dividends paid	**(91.3)**	-	(91.3)	-	-
-	4.3	-	-	**4.3**	Share-based payments	**59.2**	-	-	59.2	-
-	-	1.5	(1.5)	**-**	Transactions with non-controlling interests	**-**	(21.1)	21.1	-	-
2,388.6	234.4	(1,665.8)	7.1	**964.3**	**Balance at 31 December 2015**	**14,984.8**	109.8	(9,797.8)	2,938.2	21,734.6
-	54.9	21.7	(16.4)	**60.2**	Total comprehensive income for the period	**97.6**	(244.9)	333.0	9.5	-
-	-	21.7	(15.9)	**5.8**	Profit for the period	**88.1**	(244.9)	333.0	-	-
-	54.9	-	(0.5)	**54.4**	Other comprehensive income net of tax	**9.5**	-	-	9.5	-
-	-	(54.3)	-	**(54.3)**	Dividends paid	**(825.4)**	-	(825.4)	-	-
-	-	-	0.8	**0.8**	Acquisition of subsidiary with non-controlling interest	**12.9**	12.9	-	-	-
-	5.3	-	-	**5.3**	Share-based payments	**82.2**	-	-	82.2	-
-	-	1.4	(1.4)	**-**	Transactions with non-controlling interest	**-**	(21.6)	21.6	-	-
2,388.6	294.6	(1,697.0)	(9.9)	**976.3**	**Balance at 30 June 2016**	**14,352.1**	(143.8)	(10,268.6)	3,029.9	21,734.6

Condensed consolidated statement of cash flows

Figures are in millions unless otherwise stated

United States Dollars					South African Rand		
Six month ended					**Six month ended**		
Jun 2015	Dec 2015	**Jun 2016**		Notes	**Jun 2016**	Dec 2015	Jun 2015
			Cash flows from operating activities				
189.5	291.3	**333.3**	Cash generated by operations		**5,126.5**	3,877.2	2,253.1
(0.5)	(2.8)	**(96.9)**	Cash-settled share-based payments paid	2	**(1,489.8)**	(35.8)	(6.4)
3.1	(55.5)	**33.1**	Change in working capital		**509.0**	(705.3)	37.3
192.1	233.0	**269.5**	Cash generated from operating activities		**4,145.7**	3,136.1	2,284.0
(4.4)	-	**-**	Guarantee release fee paid		**-**	-	(51.8)
3.8	5.4	**4.1**	Interest received		**63.4**	72.2	45.1
(10.0)	(10.4)	**(11.1)**	Interest paid		**(170.2)**	(141.7)	(118.5)
(9.0)	(22.0)	**(16.7)**	Royalties paid		**(256.3)**	(288.9)	(106.5)
(8.8)	(42.7)	**(31.5)**	Tax paid		**(484.9)**	(552.0)	(104.3)
(47.6)	(6.6)	**(53.7)**	Dividends paid		**(825.4)**	(91.3)	(567.1)
116.1	156.7	**160.6**	**Net cash from operating activities**		**2,472.3**	2,134.4	1,380.9
			Cash flows from investing activities				
(130.9)	(131.4)	**(114.5)**	Additions to property, plant and equipment		**(1,761.4)**	(1,787.9)	(1,556.9)
1.5	3.6	**3.6**	Proceeds on disposal of property, plant and equipment		**55.0**	47.2	17.9
-	(6.1)	**(0.2)**	Contributions to funds and payment of environmental rehabilitation obligation		**(3.3)**	(77.8)	(0.3)
-	-	**(294.0)**	Investment in subsidiary	6	**(4,301.5)**	-	-
-	-	**33.7**	Cash acquired on acquisition of subsidiaries	6	**494.1**	-	-
-	(0.2)	**(1.0)**	Loan advanced to equity-accounted investee		**(15.5)**	(3.0)	-
-	1.4	**-**	Loan repaid by equity-accounted investee		**-**	20.9	-
(129.4)	(132.7)	**(372.4)**	**Net cash used in investing activities**		**(5,532.6)**	(1,800.6)	(1,539.3)
			Cash flows from financing activities				
130.5	-	**346.3**	Loans raised	8	**5,325.5**	-	1,552.0
(92.7)	(29.3)	**(127.1)**	Loans repaid	8	**(1,954.9)**	(470.9)	(1,102.0)
37.8	(29.3)	**219.2**	**Net cash from/(used in) financing activities**		**3,370.6**	(470.9)	450.0
24.5	(5.3)	**7.4**	**Net increase/(decrease) in cash and cash equivalent**		**310.3**	(137.1)	291.6
(3.0)	(18.7)	**5.6**	Effect of exchange rate fluctuations on cash held		**(157.0)**	-	-
48.7	70.2	**46.2**	Cash and cash equivalents at beginning of period		**717.4**	854.5	562.9
70.2	46.2	**59.2**	**Cash and cash equivalents at end of period**		**870.7**	717.4	854.5
11.89	13.61	**15.38**	Average R/US$ rate				
12.17	15.54	**14.70**	Closing R/US$ rate				

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1. Basis of accounting and preparation

The condensed consolidated interim financial statements for the six months ended 30 June 2016 have been prepared and presented in accordance with the requirements of the JSE Listings Requirements for interim reports and the requirements of the Companies Act of South Africa. The JSE Listings Requirements require interim reports to be prepared in accordance with the framework concepts and the measurement and recognition requirements of International Financial Reporting Standards ("IFRS") and the SAICA Financial Reporting Guides as issued by the Accounting Practices Committee and Financial Pronouncements as issued by Financial Reporting Standards Council and to also, as a minimum, contain the information required by IAS 34 Interim Financial Reporting. The accounting policies used in the preparation of the condensed consolidated interim financial statements are in terms of IFRS and are consistent with those applied in the preparation of the audited consolidated financial statements of Sibanye ("the Group") for the year ended 31 December 2015. The accounting policies (including significant accounting judgements and estimates), however, have been expanded for the PGM assets (due to the Aquarius acquisition) mainly relating to:

- Revenue arising from PGM concentrate sales is recognised when risks and rewards of ownership of the mine product has passed to the buyer pursuant to a sales contract. The sales price is determined on a provisional basis at the date of delivery. Adjustments to the sales price occur based on movements in the metal market price up to the date of final pricing. Revenue on provisionally priced sales is initially recorded at the estimated fair value of the consideration receivable, determined with reference to estimated forward prices using consensus forecasts. The fair value of the final sales price adjustment is re-estimated continuously and changes in fair value recognised as an adjustment to revenue in profit or loss and trade receivables in the statement of financial position.

- Judgement is required to determine when the Group has joint control, which requires an assessment of the relevant activities and when the decisions in relation to those activities require unanimous consent. The Group has determined that the relevant activities for its joint arrangements are those relating to the operating and capital decisions of the arrangement. The considerations made in determining joint control are similar to those necessary to determine control over subsidiaries. Judgement is also required to classify a joint arrangement as either a joint operation or a joint venture. Classifying the arrangement requires the Group to assess their rights and obligations arising from the arrangement.

In terms of the Group's accounting policies:
- Joint ventures are accounted for using the equity method; and
- Joint operations are accounted for by recognising the proportionate share of assets, liabilities and transactions incurred jointly.

The condensed consolidated income statement and statements of other comprehensive income and cash flows for the six months ended 31 December 2015 were prepared by subtracting the reviewed condensed consolidated financial statements for the period ended 30 June 2015 from the audited comprehensive consolidated financial statements for the year ended 31 December 2015. The US dollar consolidated comprehensive income statement, statement of changes in equity and the statement of cash flows have not been audited. The statement of financial position for 31 December 2015 was extracted from the audited comprehensive consolidated financial statements for the year ended 31 December 2015.

The translation of the financial statements into US Dollar is based on the average exchange rate for the period for the income statement, statement of other comprehensive income and statement of cash flows and the period-end closing exchange rate for the statement of financial position items. Exchange differences on translation are accounted for in the statement of other comprehensive income. This information is provided as supplementary information only.

2. Share-based payments

Figures are in South African Rand millions unless otherwise stated

	Six months ended		
	Jun 2016	Dec 2015	Jun 2015
Sibanye Gold Limited 2013 Share Plan	(82.2)	(59.2)	(59.9)
Sibanye Gold Limited Phantom Share Scheme	(55.2)	(70.2)	(85.1)
Total share-based payments	**(137.4)**	(129.4)	(145.0)

Sibanye Gold Limited Phantom Share Scheme

On 14 May 2013 Sibanye's Remuneration Committee limited the issuance of share options for the 2013 allocation under the Sibanye Gold Limited 2013 Share Plan ("SGL Share Plan") to senior management only. Middle and certain senior management, who previously participated in the equity-settled share option scheme, now participate in a cash-settled share scheme, the Sibanye Gold 2013 Phantom Share Scheme ("SGL Phantom Scheme").

The fair value of the cash-settled instruments at reporting date, used to value the share-based payment obligation, is determined using the same assumptions as for the grant date valuation. However, the respective models take into account the actual share data of the peer group for the period from the grant date to the reporting date.

Reconciliation of the share-based payment obligation:

Figures are in South African Rand millions unless otherwise stated

		Six months ended		
	Note	Jun 2016	Dec 2015	Jun 2015
Balance at beginning of the period		599.6	468.8	399.2
Share-based payments expensed		55.2	70.2	85.1
Fair value adjustment of obligation[1]	3	1,181.1	96.4	(9.1)
Cash-settled share-based payments paid[2]		(1,489.8)	(35.8)	(6.4)
Balance at end of the period		346.1	599.6	468.8

[1] The fair value adjustment at reporting date is included in loss on financial instruments in profit or loss and not as part of share-based payments expense. The appreciation in Sibanye's share price, which increased by approximately 120% during the six month period ended 30 June 2016, resulted in a fair value loss of R1,181.1 million.

[2] Payments made during the period relates to vesting of shares to employees and proportionate vesting of shares to employees that have left the Group in good faith. Bonus Share ("BS") options under the SGL Share Plan are issued on grant date and thus dividends are paid when the Company declares a dividend. Similarly, the BS holders under the SGL Phantom Scheme receive share-based payments to the equivalent of dividends paid, which were also paid during the period.

3.   (Loss)/gain on financial instruments

Figures are in South African Rand millions unless otherwise stated

	Six months ended		
	Jun 2016	Dec 2015	Jun 2015
Fair value adjustment of share-based payment obligation	(1,181.1)	(96.4)	9.1
Loss on revised cash flows of the Burnstone Debt	-	(162.5)	-
Other	4.1	4.4	15.9
Total (loss)/gain on financial instruments	(1,177.0)	(254.5)	25.0

4.   Impairments

Figures are in South African Rand millions unless otherwise stated

	Six months ended		
	Jun 2016	Dec 2015	Jun 2015
Impairment of property, plant and equipment	(816.7)	-	-
Impairment of loan to equity-accounted investee	(2.4)	-	-
Total impairments	(819.1)	-	-

Despite intense monitoring and interventions by a joint management and labour committee over the last 17 months since the previous section 189 consultation was concluded, the Cooke 4 Operation has continued to fall short of production targets and losses have continued to accumulate. In view of the sustained losses at the Cooke 4 Operation and considering the extensive efforts to improve productivity and reduce the operation's cost structures, Sibanye has given notice in terms of section 189 of the Labour Relations Act 66 of 1995. As a result a decision was taken during the six months ended 30 June 2016 to impair the Cooke 4 Operation's mining assets by R816.7 million. This impairment was based on negative cash flow projections for the remainder of the life of mine.

5.   Reconciliation of headline earnings with profit for the period

Figures are in South African Rand millions unless otherwise stated

	Six months ended		
	Jun 2016	Dec 2015	Jun 2015
Profit attributable to owners of Sibanye	333.0	537.1	179.8
Gain on disposal of property, plant and equipment	(53.1)	(44.5)	(14.2)
Impairment	819.1	-	-
Taxation effect of re-measurement items	14.9	12.4	4.0
Headline earnings	1,113.9	505.0	169.6

6.   Aquarius acquisition

On 6 October 2015 Sibanye announced a cash offer of US$0.195 per share for the entire issued share capital of Aquarius Platinum Limited ("Aquarius") ("the Aquarius Transaction"), valuing Aquarius at US$294 million. The transaction was subject to the fulfilment of various conditions precedent which were completed on 12 April 2016.

On 12 April 2016, Sibanye paid R4,302 million to the Aquarius shareholders and obtained control (100%) of Aquarius.

The acquisition has a strong strategic and financial rationale for Sibanye, both as a stand-alone transaction and when considered in conjunction with the announcement on 9 September 2015 of the conditional acquisition of the Rustenburg PGM operations from Anglo American Platinum Limited. These acquisitions will result in significant value creation through the realisation of synergies between the PGM assets in the Rustenburg area thereby enhancing Sibanye's platinum portfolio.

The Aquarius operations are efficiently managed, mechanised and low-cost operations that will consolidate Sibanye's position in the South African PGM sector and also provide Sibanye with additional PGM operational experience.

For the three months ended 30 June 2016, Aquarius contributed revenue of R687.7 million and a loss of R5.5 million to the Group's results.

The purchase price allocation has been prepared on a provisional basis in accordance with IFRS 3 Business Combinations ("IFRS 3").

If new information obtained within one year of the acquisition date, about facts and circumstances that existed at the acquisition date identifies adjustments to the below amounts, or any additional provisions that existed at the date of acquisition, then the accounting for the acquisition will be revised.

Consideration transferred

The consideration paid is as follows:

Figures are in South African Rand millions unless otherwise stated

	Jun 2016
Cash	4,301.5
Total consideration paid	**4,301.5**

Acquisition related costs

The Group incurred acquisition related costs of R86.2 million on advisory and legal fees. These costs are recognised as transaction costs in profit or loss.

Identifiable assets acquired and liabilities assumed

The following table summarises the provisional fair value of assets acquired and liabilities assumed at the acquisition date:

Figures are in South African Rand millions unless otherwise stated

	Notes	Jun 2016
Property, plant and equipment		1,923.8
Equity-accounted investments	7	2,066.7
Environmental rehabilitation obligation funds		151.9
Non-current receivables		108.4
Inventories		155.0
Trade and other receivables		908.9
Cash and cash equivalents		494.1
Deferred tax		(18.9)
Environmental rehabilitation obligation	9	(630.0)
Non-current payables		(32.4)
Trade and other payables		(1,025.6)
Tax and royalties payable		(13.2)
Total fair value of identifiable net assets acquired		**4,088.7**

The fair value of assets and liabilities excluding property plant and equipment, and environmental rehabilitation obligation approximate their carrying value. The fair value of property, plant and equipment was based on the expected discounted cash flows of the expected platinum group metal ("PGM") reserves and costs to extract the PGMs discounted at a discount rate of 9% for Kroondal and Platinum Mile, and 15% for Mimosa, and an average PGM (4E) basket price of R14,700/oz.

Goodwill

Goodwill arising from the acquisition has been recognised as follows:

Figures are in South African Rand millions unless otherwise stated

	Jun 2016
Consideration paid	4,301.5
Fair value of identifiable net assets	(4,088.7)
Non-controlling interests, based on their proportionate interest in the recognised amounts of the assets and liabilities	12.9
Goodwill	**225.7**

The goodwill arose on the acquisition of Aquarius and is attributable to the synergies between the PGM assets in the Rustenburg area.

The allocation of goodwill has been provisionally allocated to the various cash generating units. None of the goodwill recognised is expected to be deducted for tax purposes.

7. Equity-accounted investments

The Group holds the following equity-accounted investments:

Figures are in South African Rand millions unless otherwise stated

	Six months ended		
	Jun 2016	Dec 2015	Jun 2015
Rand Refinery	93.9	148.7	83.6
Mimosa	2,046.8	-	-
Other equity-accounted investments	51.5	18.8	14.6
Total equity-accounted investments	**2,192.2**	**167.5**	**98.2**

Rand Refinery

Sibanye has a 33.1% interest in Rand Refinery Proprietary Limited ("Rand Refinery") which is accounted for using the equity method.

Rand Refinery recognised losses during the period as a result of potential gold lock-up in the smelter which could be recovered in future months and inefficiencies in processing by-product stockpiles.

The carrying value of Rand Refinery remains an area of estimation and uncertainty.

The equity-accounted investment in Rand Refinery movement for the period is as follows:

Figures are in South African Rand millions unless otherwise stated

	Six months ended		
	Jun 2016	Dec 2015	Jun 2015
Balance at beginning of the period	148.7	83.6	55.1
Share of results of equity-accounted investee after tax	(75.5)	86.0	28.5
Loan advanced to/(repaid by) equity-accounted investee	20.7	(20.9)	-
Balance at end of the period	**93.9**	**148.7**	**83.6**

Mimosa

Sibanye has a 50% interest in Mimosa Investments Limited, which owns and operates the Mimosa mine.

The equity-accounted investment in Mimosa movement for the period is as follows:

Figures are in South African Rand millions unless otherwise stated

	Note	Six months ended		
		Jun 2016	Dec 2015	Jun 2015
Balance at beginning of the period		-	-	-
Share of results of equity-accounted investee after tax		(29.0)	-	-
Gain on foreign exchange differences		9.1	-	-
Equity-accounted investment on acquisition of subsidiaries	6	2,066.7	-	-
Balance at end of the period		**2,046.8**	**-**	**-**

8. Borrowings

Figures are in South African Rand millions unless otherwise stated

	Six month periods ended		
	Jun 2016	Dec 2015	Jun 2015
Balance at beginning of the period	**3,803.6**	3,716.3	3,170.0
Loans raised	5,325.5	-	1,552.0
- R4.5 Billion Facilities	1,936.4	-	1,000.0
- US$350 million revolving credit facility	2,217.5	-	-
- Other uncommitted facilities	1,171.6	-	552.0
Loans repaid	(1,954.9)	(470.9)	(1,102.0)
- R4.5 Billion Facilities	(650.0)	(470.9)	(550.0)
- US$350 million revolving credit facility	(653.3)	-	-
- Other uncommitted facilities	(651.6)	-	(552.0)
Franco-Nevada settlement (non-cash)	(21.3)	(20.2)	(14.4)
Unwinding of loans recognised at amortised cost	72.4	55.1	47.2
Loss on revised estimated cash flows	-	162.5	-
(Gain)/loss on foreign exchange difference	(196.4)	360.8	63.5
Balance at end of the period	**7,028.9**	3,803.6	3,716.3
Borrowings consist of:			
- R 4.5 Billion Facilities	3,249.2	1,961.6	2,431.2
- Franco Nevada	11.1	33.7	44.3
- US$350 million revolving credit facility	1,470.0	-	-
- Burnstone Debt	1,778.6	1,808.3	1,240.8
- Other borrowings	520.0	-	-
Borrowings	**7,028.9**	3,803.6	3,716.3
Current portion of borrowings	**(3,780.3)**	(1,995.3)	(542.3)
Non-current borrowings	**3,248.6**	1,808.3	3,174.0

9. Environmental rehabilitation obligation

Figures are in South African Rand millions unless otherwise stated

	Note	Jun 2016	Dec 2015	Jun 2015
		Six months ended		
Balance at beginning of the period		**2,411.0**	2,583.1	2,486.8
Interest charge		**142.0**	101.3	96.6
Payment of environmental rehabilitation obligation		**-**	-	(0.3)
Change in estimates[1]		**157.4**	(273.4)	-
Environmental rehabilitation obligation assumed on acquisition of subsidiaries	6	**630.0**	-	-
Balance at end of the period		**3,340.4**	2,411.0	2,583.1

[1] Changes in estimates are defined as changes in reserves and corresponding changes in life of mine, changes in discount rates, and changes in laws and regulations governing environmental matters. During the six months ended 30 June 2016, the environmental rehabilitation obligation acquired is calculated based on the weighted average cost of capital in terms of IFRS 3 for acquisition purposes. Subsequent to initial recognition the provision was recalculated based on the risk free rate of interest in terms of IAS 37. The resulting change in estimate was R157.4 million

10. Fair value of financial assets and financial liabilities

The fair value of financial instruments is estimated based on ruling market prices, volatilities and interest rates at 30 June 2016.

The Group uses the following hierarchy for determining and disclosing the fair value of financial instruments:
Level 1: unadjusted quoted prices in active markets for identical asset or liabilities;
Level 2: inputs other than quoted prices in level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and
Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following tables set out the Group's significant financial instruments measured at fair value by level within the fair value hierarchy:

Figures are in South African Rand millions unless otherwise stated

	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	Jun 2016				Dec 2015				Jun 2015			
Financial assets measured at fair value												
Environmental rehabilitation obligation funds	**2,655.5**	**-**	**-**	**2,665.5**	2,413.9	-	-	**2,413.9**	2,263.9	-	-	**2,263.9**

11. Contingent liabilities

As previously indicated, the claims relating to silicosis and other occupational lung diseases ("OLD") are being defended.

On 13 May, 2016, the High Court ruled in favour of the applicants and found that there were sufficient common issues to certify two industry-wide classes: (i) a silicosis class comprising current and former mine workers who have contracted silicosis and the dependents of mine workers who have died of silicosis; and (ii) a tuberculosis class comprising current and former mine workers who have worked on the mines for a period of not less than two years and who have contracted pulmonary tuberculosis and the dependents of deceased mine workers who died of pulmonary tuberculosis. The High Court ordered a two-stage process in the class action: (i) resolve common issues and allow individuals to opt out, and (ii) allow the individuals to opt in to the class to make claims against the Respondents. The High Court also decided that claims for general damages will transmit to the estate of any deceased mine worker who dies after the date of filing of the certification application.

On 3 June 2016, Sibanye and the other Respondents filed an application with the High Court for leave to appeal to the Supreme Court of Appeal. Arguments in the application for leave to appeal were heard on 23 June 2016. On 24 June 2016, leave to appeal was (i) granted in respect of the transferability of general damages claims but (ii) denied in respect of certification of silicosis and tuberculosis classes. On 15 July 2016, Sibanye and the other Respondents each filed petitions with the Supreme Court of Appeal for leave to appeal against the certification of the two separate classes for silicosis and tuberculosis.

At this stage, Sibanye can neither quantify the potential liability from the action due to the inherent legal and factual uncertainties with respect to the pending claims and other claims not yet filed against the Group nor can the length of time until finalisation be estimated.

12. Events after the reporting date

There were no events that could have a material impact on the financial results of the Group after 30 June 2016, other than those disclosed below:

Dividend declared

An interim dividend in respect of the six months ended 30 June 2016 of 85 cents per share (ZAR) was approved by the Board. This dividend is not reflected in these financial statements. The interim dividend will be subject to Dividend Withholding Tax.

The Rustenburg Operations acquisition

On 9 September 2015 Sibanye announced that it entered into written agreements with Rustenburg Platinum Mines Limited ("RPM"), a wholly owned subsidiary of Anglo American Platinum Limited to acquire the Bathopele, Siphumelele (including Khomanani), and Thembelani (including Khuseleka) mining operations, two concentrating plants, an on-site chrome recovery plant, the Western Limb Tailings Retreatment Plant, associated surface infrastructure and related assets and liabilities on a going concern basis (the "Rustenburg Operations") (the "Rustenburg Operations Transaction").

The purchase consideration comprises an upfront payment of R1.5 billion in cash or shares at the closing of the Rustenburg Operation Transaction ("Closing") and a deferred payment calculated as being equal to 35% of the distributable free cash flow generated by the Rustenburg Operations over a six year period from the later of Closing or 1 January 2017 ("Deferred Payment"), subject to a minimum payment of R3.0 billion. In addition to the Deferred Payment, which allows for a favourably extended payment period; should the Rustenburg Operations generate negative distributable free cash flows in either 2016, 2017 or 2018, RPM will be required to pay up to R267 million per annum to ensure that the free cash flow for the relevant year is equal to zero.

The Rustenburg Operations Transaction is still subject to the granting, on or before 30 June 2017, of consent in terms of section 11 of the Mineral and Petroleum Resources Development Act for the sale of the mining right and prospecting right pursuant to the Rustenburg Operations Transaction, which consent is expected before the end of September 2016.

13. Liquidity

The Group's current liabilities exceeded its current assets by R4,613.3 million as at 30 June 2016 (31 December 2015: R2,596.6 million and 30 June 2015: R1,675.0 million). Current liabilities at 30 June 2016 includes the current portion of borrowings of R3,780.3 million which is due and payable in December 2016 under the R4.5 billion Facilities of R3,249.2 million and other short-term credit facilities of R531.1 million.

Sibanye generated net cash from operating activities of R2,472.3 million for the six months ended 30 June 2016. The Group has committed unutilised debt facilities of R3,675.0 million at 30 June 2016.

The Directors believe that the continuing cash generation by its operations and the remaining balance of the Company's revolving credit facility will enable the Group to continue to meet its obligations as they fall due.

14. Mineral Reserves and Resources

There were no changes to the Mineral Reserves and Resources from what was previously reported by the Group at 31 December 2015.

The Aquarius acquisition added attributable 4E Reserves of approximately 5.5Moz and attributable 4E Resources of approximately 15.6Moz.

15. Auditors review

The condensed consolidated interim financial statements of Sibanye for the six month period ended 30 June 2016 have been reviewed by the Company's auditor, KPMG Inc., on which an unmodified review conclusion was expressed. A copy of their review report is available for inspection at the Company's registered office.

The auditor's report does not necessarily report on all of the information contained in these financial results. Shareholders are therefore advised that in order to obtain a full understanding of the nature of the auditor's engagement they should obtain a copy of the auditor's report together with the accompanying financial information from the Company's registered office.

SEGMENT REPORTING

Segment financial results

Figures are in millions unless otherwise stated

South African Rand		For the six months ended 30 June 2016						For the three months ended 30 June 2016[1]				
	Group	Total Gold	Driefontein	Kloof	Beatrix	Cooke	Corporate	Total Platinum	Kroondal	Platinum Mile	Mimosa	Corporate
Revenue	**14,704.7**	**14,017.0**	**4,752.1**	**4,457.8**	**2,926.4**	**1,878.5**	**2.2**	**687.7**	**658.3**	**29.4**	**419.6**	**(419.6)**
Underground	**13,170.7**	**12,512.4**	4,054.1	4,009.6	2,795.6	1,650.9	**2.2**	**658.3**	658.3	-	419.6	(419.6)
Surface	**1,534.0**	**1,504.6**	698.0	448.2	130.8	227.6	**-**	**29.4**	-	29.4	-	-
Operating costs	**(9,311.8)**	**(8,696.3)**	**(2,767.4)**	**(2,518.8)**	**(1,828.1)**	**(1,582.0)**	**-**	**(615.5)**	**(586.5)**	**(29.0)**	**(351.5)**	**351.5**
Underground	**(8,460.5)**	**(7,874.0)**	(2,431.7)	(2,315.3)	(1,728.7)	(1,398.3)	**-**	**(586.5)**	(586.5)	-	(351.5)	351.5
Surface	**(851.3)**	**(822.3)**	(335.7)	(203.5)	(99.4)	(183.7)	**-**	**(29.0)**	-	(29.0)	-	-
Operating profit	**5,392.9**	**5,320.7**	**1,984.7**	**1,939.0**	**1,098.3**	**296.5**	**2.2**	**72.2**	**71.8**	**0.4**	**68.1**	**(68.1)**
Underground	**4,710.6**	**4,638.4**	1,622.4	1,694.3	1,066.9	252.6	2.2	**72.2**	71.8	0.4	68.1	**(68.1)**
Surface	**682.3**	**682.3**	362.3	244.7	31.4	43.9	-	**-**	-	-	-	**-**
Amortisation and depreciation	**(1,945.4)**	**(1,889.5)**	(494.3)	(565.5)	(391.3)	(425.7)	(12.7)	**(55.9)**	(45.9)	(0.4)	(67.9)	58.3
Net operating profit	**3,447.5**	**3,431.2**	**1,490.4**	**1,373.5**	**707.0**	**(129.2)**	**(10.5)**	**16.3**	**25.9**	**-**	**0.2**	**(9.8)**
Investment income	**161.8**	**145.1**	36.2	31.7	17.3	16.6	43.3	**16.7**	4.2	0.3	0.5	11.7
Finance expenses	**(385.2)**	**(353.7)**	(70.6)	(70.5)	(38.2)	(40.0)	(134.4)	**(31.5)**	(0.7)	-	(3.5)	(27.3)
Share-based payments	**(137.4)**	**(137.4)**	(10.9)	(9.4)	(6.7)	-	(110.4)	**-**	-	-	-	-
Exploration and feasibility costs	**(0.1)**	**(0.1)**	-	-	(0.1)	-	-	**-**	-	-	-	-
Net other costs	**(1,309.1)**	**(1,123.3)**	(225.4)	(182.2)	(151.7)	(5.0)	(559.0)	**(185.8)**	(4.6)	(0.2)	(1.6)	(179.4)
Non-recurring items	**(918.5)**	**(915.1)**	(4.9)	29.8	2.4	(820.4)	(122.0)	**(3.4)**	(1.0)	-	-	(2.4)
Royalties	**(265.5)**	**(262.7)**	(102.0)	(99.9)	(52.3)	(8.5)	-	**(2.8)**	-	-	(27.1)	24.3
Current tax	**(493.7)**	**(493.6)**	(203.0)	(208.3)	(85.5)	(0.8)	4.0	**(0.1)**	-	-	-	(0.1)
Deferred tax	**(11.7)**	**(15.9)**	(13.1)	(5.7)	9.1	(7.6)	1.4	**4.2**	-	(0.3)	2.5	2.0
Profit for the period	**88.1**	**274.5**	**896.7**	**859.0**	**401.3**	**(994.9)**	**(887.6)**	**(186.4)**	**23.8**	**(0.2)**	**(29.0)**	**(181.0)**
Profit attributable to:												
Owners of Sibanye	**333.0**	**519.3**	896.7	859.0	401.3	(750.0)	(887.6)	(186.4)	23.8	(0.2)	(29.0)	(181.0)
Non-controlling interests	**(244.9)**	**(244.9)**	-	-	-	(244.9)	-	**-**	-	-	-	-
Capital expenditure												
Total expenditure	**(1,761.4)**	**(1,693.3)**	(468.2)	(539.8)	(289.2)	(113.2)	(282.9)	**(68.1)**	(67.3)	(0.8)	(60.7)	60.7
Sustaining capital	**(334.0)**	**(265.9)**	(71.5)	(85.9)	(32.0)	(21.8)	(54.7)	**(68.1)**	(67.3)	(0.8)	(60.7)	60.7
Ore reserve development	**(1,142.3)**	**(1,142.3)**	(379.8)	(418.6)	(257.0)	(86.9)	-	**-**	-	-	-	-
Growth projects	**(285.1)**	**(285.1)**	(16.9)	(35.3)	(0.2)	(4.5)	(228.2)	**-**	-	-	-	-

United States Dollar		For the six months ended 30 June 2016						For the three months ended 30 June 2016[1]				
	Group	Total Gold	Driefontein	Kloof	Beatrix	Cooke	Corporate	Total Platinum	Kroondal	Platinum Mile	Mimosa	Corporate
Revenue	**956.1**	**911.4**	**309.0**	**289.8**	**190.3**	**122.1**	**0.1**	**44.7**	**42.8**	**1.9**	**27.3**	**(27.3)**
Underground	**856.3**	**813.6**	263.6	260.7	181.8	107.3	0.1	**42.8**	42.8	-	27.3	(27.3)
Surface	**99.7**	**97.8**	45.4	29.1	8.5	14.8	-	**1.9**	-	1.9	-	-
Operating costs	**(605.4)**	**(565.4)**	**(179.9)**	**(163.7)**	**(118.9)**	**(102.8)**	**-**	**(40.0)**	**(38.1)**	**(1.9)**	**(22.9)**	**22.9**
Underground	**(550.1)**	**(512.0)**	(158.1)	(150.5)	(112.4)	(90.9)	-	**(38.1)**	(38.1)	-	(22.9)	22.9
Surface	**(55.3)**	**(53.4)**	(21.8)	(13.2)	(6.5)	(11.9)	-	**(1.9)**	-	(1.9)	-	-
Operating profit	**350.7**	**346.0**	**129.1**	**126.1**	**71.4**	**19.3**	**0.1**	**4.7**	**4.7**	**-**	**4.4**	**(4.4)**
Underground	**306.3**	**301.6**	105.5	110.2	69.4	16.4	**0.1**	**4.7**	4.7	-	4.4	**(4.4)**
Surface	**44.4**	**44.4**	23.6	15.9	2.0	2.9	**-**	**-**	-	-	-	**-**
Amortisation and depreciation	**(126.5)**	**(122.9)**	(32.1)	(36.8)	(25.4)	(27.7)	(0.9)	**(3.6)**	(3.0)	-	(4.4)	3.8
Net operating profit	**224.2**	**223.1**	**97.0**	**89.3**	**46.0**	**(8.4)**	**(0.8)**	**1.1**	**1.7**	**-**	**-**	**(0.6)**
Investment income	**10.5**	**9.4**	2.4	2.1	1.1	1.1	2.7	**1.1**	0.3	-	-	0.8
Finance expenses	**(25.0)**	**(23.0)**	(4.6)	(4.6)	(2.5)	(2.6)	(8.7)	**(2.0)**	-	-	(0.2)	(1.8)
Share-based payments	**(8.9)**	**(8.9)**	(0.7)	(0.6)	(0.4)	-	(7.2)	**-**	-	-	-	-
Exploration and feasibility costs	**-**	**-**	-	-	-	-	-	**-**	-	-	-	-
Net other costs	**(85.1)**	**(73.0)**	(14.7)	(11.8)	(9.9)	(0.3)	(36.3)	**(12.1)**	(0.3)	-	(0.1)	(11.7)
Non-recurring items	**(59.7)**	**(59.4)**	(0.3)	1.9	0.2	(53.3)	(7.9)	**(0.3)**	(0.1)	-	-	(0.2)
Royalties	**(17.3)**	**(17.1)**	(6.6)	(6.5)	(3.4)	(0.6)	-	**(0.2)**	-	-	(1.8)	1.6
Current tax	**(32.1)**	**(32.1)**	(13.2)	(13.5)	(5.6)	(0.1)	0.3	**-**	-	-	-	-
Deferred tax	**(0.8)**	**(1.1)**	(0.9)	(0.4)	0.6	(0.5)	0.1	**0.3**	-	-	0.2	0.1
Profit for the period	**5.8**	**17.9**	**58.4**	**55.9**	**26.1**	**(64.7)**	**(57.8)**	**(12.1)**	**1.6**	**-**	**(1.9)**	**(11.8)**
Profit attributable to:												
Owners of Sibanye	**21.7**	**33.8**	58.4	55.9	26.1	(48.8)	(57.8)	(12.1)	1.6	-	(1.9)	(11.8)
Non-controlling interests	**(15.9)**	**(15.9)**	-	-	-	(15.9)	-	**-**	-	-	-	-
Capital expenditure												
Total expenditure	**(114.5)**	**(110.1)**	(30.4)	(35.1)	(18.8)	(7.4)	(18.4)	**(4.4)**	(4.3)	(0.1)	(3.9)	3.9
Sustaining capital	**(21.7)**	**(17.3)**	(4.6)	(5.6)	(2.1)	(1.4)	(3.6)	**(4.4)**	(4.3)	(0.1)	(3.9)	3.9
Ore reserve development	**(74.3)**	**(74.3)**	(24.7)	(27.2)	(16.7)	(5.7)	-	**-**	-	-	-	-
Growth projects	**(18.5)**	**(18.5)**	(1.1)	(2.3)	-	(0.3)	(14.8)	**-**	-	-	-	-

The average exchange rate for the six months ended 30 June 2016 was R15.38/US$ and for the three months ended 30 June 2016 was R14.97/US$.

[1] The Aquarius operations' performance is for the three months ended 30 June 2016 as the Aquarius group was only acquired on 12 April 2016 (refer to note 6).

Segment financial results *continued*

Figures are in millions unless otherwise stated

United States Dollars						For the six months ended 31 December 2015	South African Rand					
Corporate	Cooke	Beatrix	Kloof	Driefontein	Group		Group	Driefontein	Kloof	Beatrix	Cooke	Corporate
-	**122.4**	**202.9**	**269.0**	**325.8**	**920.1**	**Revenue**	**12,471.9**	**4,429.0**	**3,650.2**	**2,736.3**	**1,656.4**	**-**
-	109.3	194.4	247.1	288.2	**839.0**	Underground	**11,358.6**	3,917.8	3,349.1	2,618.7	1,473.0	-
-	13.1	8.5	21.9	37.6	**81.1**	Surface	**1,113.3**	511.2	301.1	117.6	183.4	-
-	**(117.4)**	**(130.7)**	**(181.5)**	**(192.5)**	**(622.1)**	**Operating costs**	**(8,500.9)**	**(2,641.2)**	**(2,479.9)**	**(1,782.6)**	**(1,597.2)**	**-**
-	(105.3)	(123.4)	(169.9)	(171.1)	**(569.7)**	Underground	**(7,780.5)**	(2,349.3)	(2,321.0)	(1,681.3)	(1,428.9)	-
-	(12.1)	(7.3)	(11.6)	(21.4)	**(52.4)**	Surface	**(720.4)**	(291.9)	(158.9)	(101.3)	(168.3)	-
-	**5.0**	**72.2**	**87.5**	**133.3**	**298.0**	**Operating profit**	**3,971.0**	**1,787.8**	**1,170.3**	**953.7**	**59.2**	**-**
-	4.0	71.0	77.2	117.1	**269.3**	Underground	**3,578.1**	1,568.5	1,028.1	937.4	44.1	-
-	1.0	1.2	10.3	16.2	**28.7**	Surface	**392.9**	219.3	142.2	16.3	15.1	-
(0.7)	(29.0)	(35.0)	(39.8)	(45.4)	**(149.9)**	Amortisation and depreciation	**(2,028.0)**	(617.5)	(543.8)	(464.6)	(392.3)	(9.8)
(0.7)	**(24.0)**	**37.2**	**47.7**	**87.9**	**148.1**	**Net operating profit**	**1,943.0**	**1,170.3**	**626.5**	**489.1**	**(333.1)**	**(9.8)**
2.9	0.9	1.5	2.1	3.0	**10.4**	Investment income	**140.1**	39.9	27.7	19.8	13.3	39.4
(7.8)	(0.5)	(2.3)	(6.0)	(5.4)	**(22.0)**	Finance expenses	**(298.9)**	(73.8)	(80.2)	(31.6)	(10.1)	(103.2)
(28.8)	(0.7)	(2.8)	(2.8)	(3.2)	**(38.3)**	Net other costs	**(492.4)**	(42.5)	(37.2)	(38.0)	(10.1)	(364.6)
(6.5)	-	(0.8)	(0.9)	(1.1)	**(9.3)**	Share-based payments	**(129.4)**	(16.0)	(12.0)	(11.3)	-	(90.1)
(0.1)	-	(0.1)	(0.1)	(0.5)	**(0.8)**	Exploration/feasibility costs	**(10.7)**	(7.3)	(0.6)	(0.4)	(0.1)	(2.3)
(1.1)	(1.1)	(0.6)	(0.1)	(0.4)	**(3.3)**	Non-recurring items	**(54.8)**	(4.3)	(1.8)	(6.8)	(14.9)	(27.0)
-	(0.6)	(5.0)	(5.3)	(8.8)	**(19.7)**	Royalties	**(261.2)**	(117.9)	(69.7)	(65.4)	(8.2)	-
(1.3)	-	(11.4)	(7.3)	(21.0)	**(41.0)**	Current tax	**(535.0)**	(278.3)	(94.2)	(145.7)	-	(16.8)
1.6	4.5	1.7	1.5	1.7	**11.0**	Deferred tax	**152.5**	23.8	17.8	21.5	60.1	29.3
(41.8)	**(21.5)**	**17.4**	**28.8**	**52.2**	**35.1**	**Profit for the period**	**453.2**	**693.9**	**376.3**	**231.2**	**(303.1)**	**(545.1)**
						Profit attributable to:						
(41.8)	(15.5)	17.4	28.8	52.2	**41.1**	Owners of Sibanye	**537.1**	693.9	376.3	231.2	(219.2)	(545.1)
-	(6.0)	-	-	-	**(6.0)**	Non-controlling interests	**(83.9)**	-	(83.9)	-	-	-
						Capital expenditure						
(11.4)	(11.2)	(21.8)	(43.9)	(43.1)	**(131.4)**	Total expenditure	**(1,787.9)**	(579.1)	(598.7)	(300.7)	(154.8)	(154.6)
(0.5)	(2.7)	(2.8)	(8.3)	(12.5)	**(26.8)**	Sustaining capital	**(363.5)**	(165.1)	(114.4)	(39.4)	(38.0)	(6.6)
-	(7.4)	(19.0)	(30.8)	(29.6)	**(86.8)**	Ore reserve development	**(1,186.8)**	(400.1)	(422.5)	(261.3)	(102.9)	-
(10.9)	(1.1)	-	(4.8)	(1.0)	**(17.8)**	Growth projects	**(237.6)**	(13.9)	(61.8)	-	(13.9)	(148.0)

The average exchange rate for the six months ended 31 December 2015 was R13.61/US$.

Segment financial results *continued*

Figures are in millions unless otherwise stated

United States Dollars						For the six months ended 30 June 2015	South African Rand					
Corporate	Cooke	Beatrix	Kloof	Driefontein	Group		Group	Driefontein	Kloof	Beatrix	Cooke	Corporate
-	**110.9**	**174.8**	**255.8**	**320.2**	**861.7**	**Revenue**	**10,245.5**	**3,807.0**	**3,041.2**	**2,079.2**	**1,318.1**	**-**
-	91.7	162.9	232.4	283.1	**770.1**	Underground	**9,156.4**	3,366.3	2,763.7	1,937.0	1,089.4	-
-	19.2	11.9	23.4	37.1	**91.6**	Surface	**1,089.1**	440.7	277.5	142.2	228.7	-
-	**(116.1)**	**(135.3)**	**(193.2)**	**(218.1)**	**(662.7)**	**Operating costs**	**(7,879.5)**	**(2,593.0)**	**(2,297.3)**	**(1,608.4)**	**(1,380.8)**	**-**
-	(100.2)	(126.4)	(179.5)	(196.1)	**(602.2)**	Underground	**(7,160.3)**	(2,331.9)	(2,133.9)	(1,503.2)	(1,191.3)	-
-	(15.9)	(8.9)	(13.7)	(22.0)	**(60.5)**	Surface	**(719.2)**	(261.1)	(163.4)	(105.2)	(189.5)	-
-	**(5.2)**	**39.5**	**62.6**	**102.1**	**199.0**	**Operating profit**	**2,366.0**	**1,214.0**	**743.9**	**470.8**	**(62.7)**	**-**
-	**(8.5)**	**36.5**	**52.9**	**87.0**	**167.9**	Underground	**1,996.1**	**1,034.4**	**629.8**	**433.8**	**(101.9)**	**-**
-	**3.3**	**3.0**	**9.7**	**15.1**	**31.1**	Surface	**369.9**	**179.6**	**114.1**	**37.0**	**39.2**	**-**
(0.9)	(26.3)	(23.0)	(40.9)	(44.2)	**(135.3)**	Amortisation and depreciation	**(1,608.6)**	(525.1)	(485.5)	(274.8)	(312.3)	(10.9)
(0.9)	**(31.5)**	**16.5**	**21.7**	**57.9**	**63.7**	**Net operating profit**	**757.4**	**688.9**	**258.4**	**196.0**	**(375.0)**	**(10.9)**
3.4	1.2	1.0	1.9	2.3	**9.8**	Investment income	**116.9**	27.6	22.9	11.5	13.8	41.1
(3.6)	(4.3)	(2.2)	(5.8)	(6.2)	**(22.1)**	Finance expenses	**(262.9)**	(73.9)	(69.9)	(25.6)	(51.2)	(42.3)
1.0	(1.5)	(0.8)	(1.9)	(1.8)	**(5.0)**	Other costs	**(59.1)**	(21.5)	(22.6)	(8.4)	(18.1)	11.5
(0.3)	(0.2)	-	-	(0.6)	**(1.1)**	Exploration costs	**(12.9)**	(6.6)	-	(0.5)	(1.8)	(4.0)
(8.3)	-	(1.0)	(1.3)	(1.6)	**(12.2)**	Share-based payments	**(145.0)**	(19.1)	(15.6)	(12.2)	-	(98.1)
(14.0)	(1.4)	(0.1)	0.7	0.1	**(14.7)**	Non-recurring items	**(175.3)**	1.4	9.0	(1.6)	(16.9)	(167.2)
-	(0.7)	(2.0)	(2.4)	(6.6)	**(11.7)**	Royalties	**(139.4)**	(78.9)	(28.7)	(23.3)	(8.5)	-
0.1	-	(0.6)	(0.3)	(12.8)	**(13.6)**	Current taxation	**(161.7)**	(152.5)	(3.2)	(7.7)	-	1.7
8.1	5.1	(0.3)	(1.4)	2.5	**14.0**	Deferred taxation	**167.0**	29.6	(16.9)	(3.5)	61.9	95.9
(14.5)	**(33.3)**	**10.5**	**11.2**	**33.2**	**7.1**	**Profit for the period**	**85.0**	**395.0**	**133.4**	**124.7**	**(395.8)**	**(172.3)**
						Profit/(loss) attributable to:						
(14.5)	(25.3)	10.5	11.2	33.2	**15.1**	Owners of Sibanye	**179.8**	395.0	133.4	124.7	(300.7)	(172.6)
-	(8.0)	-	-	-	**(8.0)**	Non-controlling interests	**(94.8)**	-	-	-	(95.1)	0.3
						Capital expenditure						
(11.1)	(15.3)	(24.9)	(44.7)	(34.9)	**(130.9)**	Total expenditure	**(1,556.9)**	(415.1)	(531.2)	(295.8)	(182.6)	(132.2)
(0.7)	(4.6)	(3.9)	(9.4)	(7.1)	**(25.7)**	Sustaining capital	**(305.4)**	(84.1)	(111.2)	(46.7)	(54.9)	(8.5)
-	(10.4)	(21.0)	(35.1)	(27.5)	**(94.0)**	Ore reserve development	**(1,118.1)**	(326.9)	(418.1)	(249.1)	(124.0)	-
(10.4)	(0.3)	-	(0.2)	(0.3)	**(11.2)**	Growth projects	**(133.4)**	(4.1)	(1.9)	-	(3.7)	(123.7)

The average exchange rate for the six months ended 30 June 2015 was R11.89/US$.

UNIT COST BENCHMARKING METRICS

Gold Division – Cost benchmarks for the six months ended 30 June 2016, 31 December 2015 and 30 June 2015

Figures are in millions unless otherwise stated

			Total Gold	Driefontein	Kloof	Beatrix	Cooke	Corporate
Operating cost[1]		**Jun 2016**	**8,696.3**	**2,767.4**	**2,518.8**	**1,828.1**	**1,582.0**	**-**
		Dec 2015	8,500.9	2,641.2	2,479.9	1,782.6	1,597.2	-
		Jun 2015	7,879.5	2,593.0	2,297.3	1,608.4	1,380.8	-
Less: General and admin		**Jun 2016**	**(94.0)**	**(34.1)**	**(31.5)**	**(16.8)**	**(11.6)**	**-**
		Dec 2015	(93.1)	(28.3)	(26.7)	(18.4)	(19.7)	-
		Jun 2015	(80.7)	(28.3)	(26.9)	(17.6)	(7.9)	-
Plus: Royalty		**Jun 2016**	**262.7**	**102.0**	**99.9**	**52.3**	**8.5**	**-**
		Dec 2015	261.2	117.9	69.7	65.4	8.2	-
		Jun 2015	139.4	78.9	28.7	23.3	8.5	-
Total cash cost[2]		**Jun 2016**	**8,865.0**	**2,835.3**	**2,587.2**	**1,863.6**	**1,578.9**	**-**
		Dec 2015	8,669.0	2,730.8	2,522.9	1,829.6	1,585.7	-
		Jun 2015	7,938.2	2,643.6	2,299.1	1,614.1	1,381.4	-
Plus: General and admin		**Jun 2016**	**94.0**	**34.1**	**31.5**	**16.8**	**11.6**	**-**
		Dec 2015	93.1	28.3	26.7	18.4	19.7	-
		Jun 2015	80.7	28.3	26.9	17.6	7.9	-
Community costs		**Jun 2016**	**19.7**	**8.0**	**7.2**	**4.0**	**0.5**	**-**
		Dec 2015	23.8	8.7	5.9	13.7	(4.5)	-
		Jun 2015	16.9	5.2	3.0	1.3	7.4	-
Share based payments[3]		**Jun 2016**	**27.0**	**10.9**	**9.4**	**6.7**	**-**	**-**
		Dec 2015	129.4	16.0	12.0	11.3	-	90.1
		Jun 2015	145.0	19.1	15.6	12.2	-	98.1
Rehabilitation		**Jun 2016**	**82.0**	**(10.6)**	**24.4**	**13.1**	**54.1**	**1.0**
		Dec 2015	74.6	12.9	12.4	9.8	40.2	(0.7)
		Jun 2015	63.7	10.2	10.5	7.5	34.8	0.7
Ore reserve development		**Jun 2016**	**1,142.3**	**379.8**	**418.6**	**257.0**	**86.9**	**-**
		Dec 2015	1,186.8	400.1	422.5	261.3	102.9	-
		Jun 2015	1,118.1	326.9	418.1	249.1	124.0	-
Sustaining capital expenditure		**Jun 2016**	**211.2**	**71.5**	**85.9**	**32.0**	**21.8**	**-**
		Dec 2015	356.9	165.1	114.4	39.4	38.0	-
		Jun 2015	296.9	84.1	111.2	46.7	54.9	-
On-mine exploration		**Jun 2016**	**-**	**-**	**-**	**-**	**-**	**-**
		Dec 2015	8.4	7.3	0.6	0.4	0.1	-
		Jun 2015	8.9	6.6	-	0.5	1.8	-
Less: By-product credit		**Jun 2016**	**(13.2)**	**(4.6)**	**(3.0)**	**(3.5)**	**(2.1)**	**-**
		Dec 2015	(12.0)	(4.4)	(2.7)	(3.4)	(1.5)	-
		Jun 2015	(14.8)	(4.2)	(3.0)	(2.4)	(5.2)	-
Total All-in sustaining costs[4]		**Jun 2016**	**10,428.0**	**3,324.4**	**3,161.2**	**2,189.7**	**1,751.7**	**1.0**
		Dec 2015	10,530.0	3,364.8	3,114.7	2,180.5	1,780.6	89.4
		Jun 2015	9,653.6	3,119.8	2,881.4	1,946.6	1,607.0	98.8
Plus: Corporate and growth capital expenditure		**Jun 2016**	**395.6**	**16.9**	**35.3**	**0.3**	**4.5**	**338.6**
		Dec 2015	249.4	13.9	61.8	-	13.9	159.8
		Jun 2015	145.9	4.1	1.9	-	3.7	136.2
Total All-in cost[5]		**Jun 2016**	**10,823.6**	**3,341.3**	**3,196.5**	**2,190.0**	**1,756.2**	**339.6**
		Dec 2015	10,779.4	3,378.7	3,176.5	2,180.5	1,794.5	249.2
		Jun 2015	9,799.5	3,123.9	2,883.3	1,946.6	1,610.7	235.0
Gold sold	kg	**Jun 2016**	**23,229**	**7,873**	**7,388**	**4,844**	**3,124**	**-**
		Dec 2015	25,571	9,093	7,471	5,604	3,403	-
		Jun 2015	22,204	8,257	6,597	4,501	2,849	-
	000'ozs	**Jun 2016**	**746.8**	**253.1**	**237.5**	**155.7**	**100.4**	**-**
		Dec 2015	822.1	292.3	240.2	180.2	109.4	-
		Jun 2015	713.9	265.5	212.1	144.7	91.6	-
Total cash cost	R/kg	**Jun 2016**	**381,635**	**360,130**	**350,189**	**384,723**	**505,410**	**-**
		Dec 2015	339,017	300,319	337,692	326,481	465,971	-
		Jun 2015	357,508	320,165	348,507	358,609	484,872	-
	US$/oz	**Jun 2016**	**772**	**728**	**708**	**778**	**1,022**	**-**
		Dec 2015	775	686	772	746	1,065	-
		Jun 2015	935	838	912	938	1,268	-
All-in sustaining cost	R/kg	**Jun 2016**	**448,922**	**422,253**	**427,883**	**452,044**	**560,723**	**-**
		Dec 2015	411,795	370,043	416,905	389,097	523,244	-
		Jun 2015	434,769	377,837	436,774	432,482	564,058	-
	US$/oz	**Jun 2016**	**908**	**854**	**865**	**914**	**1,134**	**-**
		Dec 2015	941	846	953	889	1,196	-
		Jun 2015	1,137	988	1,143	1,131	1,476	-
All-in cost	R/kg	**Jun 2016**	**465,952**	**424,400**	**432,661**	**452,106**	**562,164**	**-**
		Dec 2015	421,548	371,572	425,177	389,097	527,329	-
		Jun 2015	441,348	378,334	437,062	432,482	565,356	-
	US$/oz	**Jun 2016**	**942**	**858**	**875**	**914**	**1,137**	**-**
		Dec 2015	963	849	972	889	1,205	-
		Jun 2015	1,155	990	1,143	1,131	1,479	-

Average exchange rates for the six months ended 30 June 2016, 31 December 2015 and 30 June 2015 were R15.38/US$, R13.61/US$ and R11.89/US$, respectively.
Figures may not add as they are rounded independently.

***Total cash cost** is calculated in accordance with the Gold Institute Industry Standard.*
[1] *Operating costs – All gold mining related costs before amortisation and depreciation, taxation and non-recurring items.*
[2] *Total cash cost – Operating costs less off-mine costs, which includes general and administration costs, as detailed in the table above.*
***All-in costs** are calculated in accordance with the World Gold Council guidance.*
[1] *Operating cost – As published and includes all mining and processing costs, third party refining costs, permitting costs and corporate general and administration charges.*
[3] *Share-based payments are calculated based on the fair value at initial recognition fair value and does not include the fair valuing adjustment of the cash-settled share-based payment liability to the reporting date fair value.*
[4] *Total All-in sustaining costs – includes operating costs and costs detailed above, including sustaining capital expenditure, based on managed gold sales.*
[5] *Total All-in costs includes sustaining and group costs, excluding income tax, M&A activity, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings.*

Gold Division – Salient features and cost benchmarks for the quarters ended 30 June 2016 and 31 March 2016

Figures are in millions unless otherwise stated

			Total Gold			Driefontein		Kloof		Beatrix		Cooke	
			Group	Under-ground	Surface	Under-ground	Surface	Under-ground	Surface	Under-ground	Surface	Under-ground	Surface
Operating results													
Tons milled/treated	000'ton	**Jun 2016**	**5,029**	**2,091**	**2,938**	**496**	**946**	**496**	**598**	**762**	**326**	**337**	**1,068**
		Mar 2016	4,978	1,975	3,003	537	953	441	593	656	425	341	1,032
Yield	g/t	**Jun 2016**	**2.39**	**5.13**	**0.43**	**6.84**	**0.66**	**7.01**	**0.59**	**3.25**	**0.30**	**4.11**	**0.19**
		Mar 2016	2.25	5.06	0.41	6.18	0.57	7.17	0.66	3.28	0.28	3.99	0.17
Gold produced/sold	kg	**Jun 2016**	**12,008**	**10,735**	**1,273**	**3,394**	**620**	**3,479**	**352**	**2,477**	**98**	**1,385**	**203**
		Mar 2016	11,221	9,991	1,230	3,318	541	3,163	394	2,149	120	1,361	175
	000'oz	**Jun 2016**	**386.1**	**345.1**	**40.9**	**109.1**	**19.9**	**111.8**	**11.3**	**79.6**	**3.2**	**44.3**	**6.5**
		Mar 2016	360.8	321.2	39.6	106.7	17.4	101.7	12.7	69.1	3.9	43.7	5.6
Gold price received	R/kg	**Jun 2016**	**606,379**			**605,556**		**607,152**		**605,515**		**606,612**	
		Mar 2016	600,267			601,555		599,353		602,556		595,768	
	US$/oz	**Jun 2016**	**1,260**			**1,258**		**1,261**		**1,258**		**1,260**	
		Mar 2016	1,182			1,185		1,181		1,187		1,174	
Operating cost	R/ton	**Jun 2016**	**893**	**1,940**	**148**	**2,509**	**185**	**2,363**	**179**	**1,182**	**151**	**2,196**	**96**
		Mar 2016	845	1,932	129	2,211	168	2,592	163	1,262	118	1,930	79
Total cash cost	R/kg	**Jun 2016**	**378,398**			**358,445**		**340,277**		**373,282**		**529,030**	
		Mar 2016	385,117			361,907		360,866		397,708		481,120	
	US$/oz	**Jun 2016**	**786**			**745**		**707**		**776**		**1,099**	
		Mar 2016	759			713		711		783		948	
Operating margin	%	**Jun 2016**	**38**	**38**	**44**	**39**	**53**	**45**	**50**	**40**	**17**	**12**	**17**
		Mar 2016	38	36	47	41	51	40	59	36	30	19	22
All-in sustaining cost	R/kg	**Jun 2016**	**443,912**			**422,646**		**421,274**		**441,786**		**585,390**	
		Mar 2016	454,282			421,845		435,001		463,729		535,156	
	US$/oz	**Jun 2016**	**922**			**878**		**875**		**918**		**1,216**	
		Mar 2016	895			831		857		913		1,054	
All-in cost	R/kg	**Jun 2016**	**467,214**			**424,664**		**427,069**		**441,903**		**586,461**	
		Mar 2016	464,602			424,151		438,712		463,729		536,979	
	US$/oz	**Jun 2016**	**971**			**882**		**887**		**918**		**1,219**	
		Mar 2016	915			836		864		913		1,058	
All-in cost margin	%	**Jun 2016**	**23**			**30**		**30**		**27**		**3**	
		Mar 2016	23			29		27		23		10	
Ore reserve development	R'mil	**Jun 2016**	**591.3**			**188.7**		**223.3**		**136.6**		**42.7**	
		Mar 2016	550.9			191.1		195.2		120.4		44.2	
Sustaining capital		**Jun 2016**	**138.9**			**51.8**		**52.9**		**21.8**		**12.4**	
		Mar 2016	72.3			19.7		33.0		10.2		9.4	
Corporate and projects[1]		**Jun 2016**	**171.4**			**8.0**		**22.2**		**0.2**		**1.7**	
		Mar 2016	115.8			8.9		13.2		-		2.8	
Total capital expenditure	R'mil	**Jun 2016**	**901.6**			**248.5**		**298.4**		**158.6**		**56.8**	
		Mar 2016	739.0			219.7		241.4		130.6		56.4	
	US$'mil	**Jun 2016**	**59.7**			**16.5**		**19.8**		**10.5**		**3.8**	
		Mar 2016	46.8			13.9		15.3		8.3		3.6	

Average exchange rates for the quarters ended 30 June 2016 and 31 March 2016 were R14.97/US$ and R15.79/US$, respectively.

Figures may not add as they are rounded independently.

[1] *Corporate and projects includes capital expenditure at Burnstone of R139.3 million (US$9.2 million) for the quarter ended 30 June 2016 and R88.9 million (US$5.6 million) for the quarter ended 31 March 2016.*

DEVELOPMENT RESULTS

Development values represent the actual results of sampling and no allowance has been made for any adjustments which may be necessary when estimating ore reserves. All figures below exclude shaft sinking metres, which are reported separately where appropriate.

Driefontein		Quarter ended 30 June 2016			Quarter ended 31 March 2016			Six months to 30 June 2016		
	Reef	Carbon leader	Main	VCR	Carbon leader	Main	VCR	Carbon leader	Main	VCR
Advanced	(m)	1,709	841	943	1,653	702	1,307	3,362	1,543	2,250
Advanced on reef	(m)	293	275	107	214	173	135	507	448	242
Channel width	(cm)	43	92	130	81	53	52	59	77	87
Average value	(g/t)	30.4	5.5	31.3	14.0	9.6	58.5	20.9	6.6	40.4
	(cm.g/t)	1,296	507	4,051	1,139	509	3,062	1,230	508	3,500

Kloof		Quarter ended 30 June 2016				Quarter ended 31 March 2016				Six months to 30 June 2016			
	Reef	Kloof	Main	Libanon	VCR	Kloof	Main	Libanon	VCR	Kloof	Main	Libanon	VCR
Advanced	(m)	803	848	213	2,588	723	666	87	2,240	1,526	1,514	300	4,828
Advanced on reef	(m)	284	93	22	499	210	144	10	520	494	237	32	1,019
Channel width	(cm)	192	68	108	113	173	133	138	117	184	108	117	115
Average value	(g/t)	6.9	9.5	13.4	22.0	9.0	5.1	6.8	21.6	7.7	6.1	11.0	21.8
	(cm.g/t)	1,322	642	1,441	2,480	1,563	682	932	2,530	1,425	666	1,286	2,506

Beatrix		Quarter ended 30 June 2016			Quarter ended 31 March 2016			Six months to 30 June 2016	
	Reef	Beatrix	Kalkoenkrans		Beatrix	Kalkoenkrans		Beatrix	Kalkoenkrans
Advanced	(m)	4,694	868		4,176	947		8,870	1,815
Advanced on reef	(m)	1,167	203		1,358	249		2,525	452
Channel width	(cm)	132	101		115	126		123	115
Average value	(g/t)	7.1	14.8		8.1	11.7		7.6	12.9
	(cm.g/t)	934	1,495		938	1,470		936	1,481

Cooke		Quarter ended 30 June 2016				Quarter ended 31 March 2016				Six months to 30 June 2016			
	Reef	VCR	Elsburgs Reefs	Elsburg Massives	Kimberley Reefs	VCR	Elsburgs Reefs	Elsburg Massives	Kimberley Reefs	VCR	Elsburgs Reefs	Elsburg Massives	Kimberley Reefs
Advanced	(m)	305	1,372	69	229	379	1,675	104	146	684	3,047	173	375
Advanced on reef	(m)	149	564	29	59	211	618	96	44	360	1,182	125	103
Channel width	(cm)	227	282	384	296	281	250	343	205	258	265	352	257
Average value	(g/t)	3.4	3.8	3.2	4.2	2.2	4.1	5.2	3.2	2.6	4.0	4.7	3.9
	(cm.g/t)	771	1,060	1,232	1,240	622	1,037	1,784	665	684	1,048	1,654	994

Kroondal		Quarter ended 30 June 2016*				
	Reef	Kopaneng	Simunye	Bambanani	Kwezi	K6
Advanced	(m)	537	473	821	650	934
Advanced on reef	(m)	529	465	745	384	934
Channel width	(cm)	211	192	113	69	167
Height	(cm)	235	226	228	231	232
Average value	(g/t)	2.18	2.32	2.21	1.47	2.89
	(cm.g/t)	513	523	505	340	670

Development data since acquisition date.

ADMINISTRATION AND CORPORATE INFORMATION

Investor Enquiries
James Wellsted
Senior Vice President:
Investor Relations
Sibanye Gold Limited
Cell: +27 83 453 4014
Tel: +27 11 278 9656
james.wellsted@sibanyegold.co.za

Corporate Secretary
Cain Farrel
Tel: +27 10 001 1122
Fax: +27 11 278 9863
cain.farrel@sibanyegold.co.za

Registered Office
Libanon Business Park
1 Hospital Street,
(Off Cedar Ave),
Libanon, Westonaria,
1780
South Africa

Private Bag X5
Westonaria,
1780
South Africa
Tel: +27 11 278 9600
Fax: +27 11 278 9863

Sibanye Gold Limited
Incorporated in the Republic
of South Africa
Registration number
2002/031431/06
Share code: SGL
Issuer code: SGL
ISIN – ZAE E000173951

Listings
JSE: SGL
NYSE: SBGL

Website
www.sibanyegold.co.za

Directors
Sello Moloko* (Chairman)
Neal Froneman (CEO)
Charl Keyter (CFO)
Chris Chadwick#
Robert Chan#
Timothy Cumming*
Barry Davison*
Rick Menell*
Nkosemntu Nika*
Keith Rayner*
Jiyu Yuan#
Susan van der Merwe*
Jerry Vilakazi*
*Independent Non-Executive
#Non-Executive

JSE Sponsor
J.P. Morgan Equities South
Africa Proprietary Limited
Registration number
1995/011815/07
1 Fricker Road
Illovo, Johannesburg
2196
South Africa
(Private Bag X9936, Sandton,
2196, South Africa)

**American Depository
Receipts Transfer Agent**
Bank of New York Mellon
BNY Mellon Shareowner
Services
P O Box 358516
Pittsburgh, PA15252-8516
US toll-free telephone:
+1 888 269 2377
Tel: +1 201 680 6825
e-mail:
shrrelations@bnymellon.com

**Office of the United Kingdom
Secretaries
London**
St James's Corporate
Services Limited
Suite 31, Second Floor
107 Cheapside
London
EC2V 6DN
United Kingdom
Tel: +44 20 7796 8644
Fax: +44 20 7796 8645

**Transfer Secretaries
United Kingdom**
Capita Asset Services
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU
England
Tel: 0871 664 0300
[calls cost 10p a minute plus network
extras, lines are open 8.30am – 5pm
Mon-Fri] or
[from overseas]
+44 20 8639 3399
Fax: +44 20 8658 3430
e-mail: ssd@capitaregistrars.com

**Transfer Secretaries
South Africa**
Computershare Investor Services
Proprietary Limited
Ground Floor
70 Marshall Street
Johannesburg, 2001
P O Box 61051
Marshalltown, 2107
Tel: +27 11 370 5000
Fax: +27 11 688 5248

FORWARD LOOKING STATEMENTS

Certain statements in this document constitute "forward-looking statements" within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934.

These forward-looking statements, including, among others, those relating to Sibanye's future business prospects, revenues and income, wherever they may occur in this document and the exhibits to this document, are necessarily estimates reflecting the best judgment of the senior management and directors of Sibanye, and involve a number of known and unknown risks and uncertainties that could cause actual results, performance or achievements of the Group to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this document. Important factors that could cause the actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation, economic, business, political and social conditions in South Africa, Zimbabwe and elsewhere; changes in assumptions underlying Sibanye's estimation of its current Mineral Reserves and Resources; the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions, as well as at existing operations; the ability of Sibanye to successfully integrate acquired businesses and operations (whether in the gold mining business or otherwise) into its existing businesses; the success of Sibanye's business strategy, exploration and development activities; the ability of Sibanye to comply with requirements that it operate in a sustainable manner; changes in the market price of gold, platinum group metals ("PGMs") and/or uranium; the occurrence of hazards associated with underground and surface gold, PGMs and uranium mining; the occurrence of labour disruptions and industrial action; the availability, terms and deployment of capital or credit; changes in relevant government regulations, particularly environmental tax health and safety regulations and new legislation affecting water, mining, mineral rights and business ownership, including any interpretations thereof which may be subject to dispute; the outcome and consequence of any potential or pending litigation or regulatory proceedings or other environmental, health and safety issues; power disruptions, constraints and cost increases; supply chain shortages and increases in the price of production inputs; fluctuations in exchange rates, currency devaluations, inflation and other macro-economic monetary policies; the occurrence of temporary stoppages of mines for safety incidents and unplanned maintenance; Sibanye's ability to hire and retain senior management or sufficient technically skilled employees, as well as its ability to achieve sufficient representation of historically disadvantaged South Africans' in its management positions; failure of Sibanye's information technology and communications systems; the adequacy of Sibanye's insurance coverage; any social unrest, sickness or natural or man-made disaster at informal settlements in the vicinity of some of Sibanye's operations; and the impact of HIV, tuberculosis and other contagious diseases. These forward-looking statements speak only as of the date of this document.

The Group undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SIBANYE GOLD LIMITED

Dated: August 25, 2016

By: /s/ Charl Keyter

Name: Charl Keyter
Title: Chief Financial Officer